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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10
                            ------------------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMONWEALTH ENERGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  CALIFORNIA                                     33-0769555
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

           15901 RED HILL AVENUE, SUITE 100, TUSTIN, CALIFORNIA 92780
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (714) 258-0470

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                   TITLE OF EACH CLASS                                 NAME OF EACH EXCHANGE ON WHICH
                   TO BE SO REGISTERED                                   EACH CLASS TO BE REGISTERED
                          NONE                                                      NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                  COMMON STOCK
                                (TITLE OF CLASS)

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                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Item 1.   Business....................................................    1
Item 2.   Financial Information.......................................    6
Item 3.   Properties..................................................   11
Item 4.   Security Ownership of Certain Beneficial Owners and
            Management................................................   11
Item 5.   Directors and Executive Officers............................   12
Item 6.   Executive Compensation......................................   14
Item 7.   Certain Relationships and Related Transactions..............   15
Item 8.   Legal Proceedings...........................................   15
Item 9.   Market Price of and Dividends on the Registrant's Common
            Equity and Related Stockholder Matters....................   17
Item 10.  Recent Sales of Unregistered Securities.....................   18
Item 11.  Description of Registrant's Securities to be Registered.....   18
Item 12.  Indemnification of Officers and Directors...................   19
Item 13.  Financial Statements and Supplementary Data.................   19
Item 14.  Changes in and Disagreements with Accountants on Accounting
            and Financial Disclosures.................................   19
Item 15.  Financial Statements and Exhibits...........................   19

ITEM 1. BUSINESS

A. Background and Overview.

     We were incorporated on August 15, 1997. Since then our primary business has been the sale of retail electric power to residential and small commercial customers in the newly deregulated California electricity market. We began providing electric service as one of more than 300 licensed Electric Service Providers ("ESPs") in the state and aggregated customers via an internal call center. As our customer base grew, we began developing software to better manage our back office customer service functions associated with servicing electricity accounts. We also began to provide service to larger commercial, industrial and governmental customer accounts. Once we had established a foothold in California, we expanded our retail electricity services to end users in Pennsylvania, specifically into the Pennsylvania Electric Company territory ("PECO"). We established a new tradename, "electricAmerica," in Pennsylvania and began aggregating residential, commercial, industrial and governmental customers via our call center. Currently, we sell electric power to approximately 55,000 end-use customers in California and approximately 35,000 end-use customers Pennsylvania.

     A portion of the electric power we sell is delivered to our retail customers by utility distribution companies ("UDCs") and electric distribution companies ("EDCs") which measure electric power usage and bill customers on our behalf. Three UDCs in California and one EDC in Pennsylvania conduct these activities on our behalf. The remaining portion of our electric power is sold to large wholesale customers by our own energy trading department.

     Prior to the inception of electricity deregulation in 1998, the retail electric service industry was controlled almost exclusively by utilities. Presently, eight states and Washington, D.C. offer deregulated retail electric service, while fourteen states are transitioning to deregulated status. Our opportunities for expansion may increase as more states and territories deregulate.

     As in other industries that have deregulated, competition in the electric service industry is intended to provide consumers with a choice of multiple suppliers that is expected to promote product differentiation, lowered costs and enhanced services. To obtain these features, customers may switch electric service from their utility to an alternative supplier.

     We realize that the majority of our revenues come from our successful management of one power contract that terminates in July 2002 and may not be renewed on terms as favorable as those we currently have. In order to protect against this eventuality, for the past nine months we have expanded a great deal of effort to diversify. In this registration statement we have attempted to describe the changes our Company is making to be able to have a diversified energy company that allows us to take advantage of the opportunities afforded by the energy marketplace in all of United States.

     We are not entirely dependent on serving and expanding beyond our two current deregulated markets. We also have been pursuing other business opportunities in regulated electric service markets. Our experience in the energy markets has led us to increase our breath of service offerings, leverage our existing energy expertise and pursue a diversification strategy that includes:

     - Establishment of a trading desk to better manage and schedule our energy load, and our wholesale power purchases and sales;

     - The sale of energy-efficient products and services to retail customers through our own call center;

     - The management and fulfillment of utility back office functions for energy retailers, generators, utilities, municipalities and cooperatives;

     - Energy management programs, including energy curtailment, distributed generation and alternative power generation for commercial, industrial and governmental electric service customers;

     - Procurement of government sponsored energy-related grants to augment our research and development efforts;

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

     - Creation of separate, energy-focused profit centers, such as our call center; and

     - Investments in energy-related ventures synergetic with our plans.

B. Products and Services.

     To date our business activities are comprised primarily of providing retail electricity services and wholesale power procurement and sales. We are transitioning to provide a broader scope of energy related services including energy efficient products, managed back office services, energy management programs, energy research and development and load aggregation. None of these services have developed to the point of being a separate business segment.

     1. Retail Electricity

     We offer electric "product" and service to customers on month-to-month or longer-term service contracts. The difference between the customers' list price for energy and the sum of our wholesale electricity purchase cost and ancillary costs provide us a gross profit/loss margin. We provide a value proposition to customers by pricing electric products below, or delivering a more environmentally friendly product than, our competitors.

     We are licensed in California by the California Public Utilities Commission as an Electric Service Provider (License #1092); in Pennsylvania by the Pennsylvania Public Utility Commission as an Electric Generation Supplier (License #A-110117); in New Jersey by the New Jersey Board of Public Utilities as an Electric Generation Supplier (License #ESL-0046); in Ohio by the Public Utilities Commission of Ohio as a Certified Electric Supplier (License #01-074); and we are in the license approval process in Texas as a Retail Energy Provider and in Michigan as an Alternative Electric Supplier. We are also licensed as a Power Marketer by the Federal Energy Regulatory Commission ("FERC"). These licenses permit us to sell electrical power to commercial, industrial, governmental and residential customers.

     We purchase electricity under a mix of long-term and short-term wholesale contracts and by spot purchases in regional power exchanges. In California we currently provide customers with environmentally friendly power purchased via contract with a large generator. In Pennsylvania, we provide customers with a 50% environmentally friendly power product derived from multiple sources, purchased via contracts with utilities and generators.

     The electricity distribution infrastructure utilized by utility companies prior to deregulation of the energy industry remains the only current method of distribution to the end-use customer. We use this established electricity network for the delivery of energy to our customers. We do not own or operate these lines, but our company and our customers pay the utility companies that own the lines ancillary fees for use of this distribution network. These fees are collected by the respective independent system operator ("ISO") or regional transmission organization ("RTO") for a specific region or state, and typically run 5% to 10% of prevailing retail electricity market prices. The ISO or RTO insure that proper electricity reserve margins are in place at all times, as electricity must have supply and demand in near perfect balance to insure reliable service.

     Due to the variable electricity usage patterns of our customers, frequently we are left with excess electricity, which we are committed to purchase, and which must be resold, since it cannot be stored. We use our best efforts to sell this excess electricity in the wholesale electricity market, which maximizes our revenue and minimizes supply waste. Conversely, increased usage by our customers may require us to purchase additional electricity to cover increased demand.

     2. Wholesale Power Procurement and Sales

     We have established a trading desk that buys and sells our electricity in regional worldwide markets. Excess capacity is sold to groups short on supply, while additional capacity is procured from time to time when required to supply our customers usage. These purchases and sales are regulated by FERC and reports are made on a regular basis to the U.S. Department of Energy. Typically, electricity is more expensive during peak hours -- that is, when demand and usage are highest. Weather, generation capacity, transmission, distribution and other market issues are significant factors in determining our wholesale procurement and sale strategies.
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

Because electricity is a "real-time" commodity (as soon as it is produced, it must be delivered into the grid to meet the demand by the end user) and is not inventoried, effective management of our electricity supply and demand is crucial to wholesale and retail market success.

     3. Energy Efficient and Emergency Preparedness Products

     We developed and utilize our own inside sales force to sell energy efficient and emergency preparedness products to customers by telephone. Energy conservation and home safety are important issues to customers and we have achieved success selling them energy management controllers, compact fluorescent lamps, natural gas shut-off valves and other such devices. These products are targeted to residential, commercial, industrial and governmental customers. We fulfill orders for products and ship some of these products through our warehouse, but most are fulfilled and delivered from the manufacturers or distributors.

     4. Managed Back Office Services

     We established a wholly-owned subsidiary, UtiliHost, Inc., whose primary business is managing the customer-related back office processes for commodity trading partners. The core technology of UtiliHost is software that originally was developed by us to better manage electric service customers internally. TACT(TM) (Trans-Action Control Technology) and TRIUMPH(TM) (Total Resource Internet Utility Management Power Host) are proprietary software products used by UtiliHost to provide services and manage back office processes for clients. TACT acts as a data translator between trading partner transactions, while TRIUMPH is a comprehensive, modular software package that calculates and manages back office processes such as customer enrollment, forecasting, metering, ancillary products, billing, accounts receivable, customer service and settlement. We are commencing to market UtiliHost(TM) in the U.S. and Canada, primarily in deregulated energy markets.

     5. Energy Management Programs

     Energy curtailment programs provide a financial benefit to our customers through lower electrical usage, while we benefit by avoiding the purchase of expensive power from other suppliers. The resulting savings is ultimately shared between the customer and us. Our sales department markets these programs to commercial, industrial and governmental entities seeking to save energy costs by decreasing their energy usage during peak periods.

     Distributed generation programs provide customers with on site electrical power generation, which improves reliability while also equipping them with a cost-effective source for seasonal or peak demand power. When certain industrial manufacturing processes are interrupted by a power outage, the results can be disastrous. Millions of dollars in materials, labor and time may be lost. Our sales department, along with outside consultants and associated vendors, formulate a custom energy solution for clients that have uninterruptable power requirements.

     6. Energy Research and Development

     We were recently selected by the California Energy Commission to receive more than $11 million in matching funds intended for development of renewable energy technologies. Launched in 1998, PIER (Public Interest Energy Research) funds various electricity-related research, development and demonstration projects. Our proposal, entitled "Biogas/PV Micro-Grid Renewable Resource Program," was the only private company proposal selected for the award. Phase One of this project will include assessing regional electricity needs, renewable resources and power grid capabilities in at least two areas in California. Our focus will be on developing a method of blending biogas and solar resources to meet California's energy needs. Phase Two of this project will include a waste collection and generation option addressing ground water contamination developed for the California Dairy Industry and various Photovoltaic (solar) systems.

     7. Load Aggregation

     We are currently discussing with several generators and utilities a comprehensive solution to cities and major commercial and industrial customers to meet their energy demand. We will assist cities to become municipal utilities by providing them all required back-room services. We will do the same for major commercial and industrial customers to meet their electricity demand requirements. This program allows us a diversified approach to aggregating customers. To date, we have not entered into any contracts to provide load aggregation services.

     8. ACT

     As we diversify our business and revenue streams, we have decided to establish separate divisions within our company that have profit and loss responsibility. Our call center, now called Advanced Client Technologies ("ACT"), outsources services to third party energy-related firms, and provides us with inbound, outbound and customer service functions for electricAmerica. A new division of our company, ACT specializes in aggregating electric service residential and small commercial customers, selling energy efficient and emergency preparedness products and handling inbound customer service inquiries. Call monitoring, third party verification and call reporting are also provided. In addition to maintaining our own customer aggregation and service needs, ACT's market focus has been on clients seeking to aggregate energy customers in deregulated markets.

     9. Summit Energy Ventures, L.L.C.

     We have invested in Summit Energy Ventures, L.L.C. ("Summit"), a long-term venture fund focused on the acquisition of, or investment in, strategic companies in the energy field. Our company sets the investment criteria and the ultimate investment decisions of this fund. We have committed a total of $25 million to this investment and made the initial capital contribution of $15 million in July, 2001 which represents to date all the capital contribution to Summit. None of our directors or officers hold any interest in this venture fund.

C. Marketing.

     Our success to date has depended upon our ability to identify and enter favorable restructured energy markets and to achieve sufficient customer scale to create a profitable operating cost structure. Specifically, we are:

     - Selectively entering retail energy markets that have rate structures, market rules, consumer demographics, energy consumption patterns, access to favorable electricity supply and risk management profiles that are designed to enable us to provide savings and flexibility to our customers at an acceptable margin.

     - Capitalizing on the brand recognition of "electric" through our web site at www.electric.com and through our inbound toll-free number, 1-800-ELECTRIC.

     - Taking advantage of the increasing consumer acceptance of online commerce, both directly through our web sites (www.electricamerica.com and www.electric.com) and through traditional channels.

     - Developing strategic marketing alliances with established power suppliers to offer competitive electric products and services to, and management of, aggregations of customers.

     - Cross-selling additional products and services to our customers, such as energy efficiency and emergency-preparedness products.

     - Positioning UtiliHost as a means for clients to outsource their electricity customer service management.

D. Competition.

     We face competition in the electricity service business from a small number of energy retailers vying for residential and commercial customers, and from the incumbent utilities. In California over 300 companies began marketing electricity on a retail basis at the beginning of the deregulated California electricity market. We are one of a handful that remains.

     We face competition in selling energy efficient and emergency preparedness products from many sources, including traditional hardware retailers and online energy product retailers.

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

     We face competition in managing back office services from application service provider (ASP)/ outsourcing vendors, utility billing vendors and large enterprise-wide software and systems integrators.

E. Employees.

     We currently employ approximately 160 people; 156 at the Tustin, California offices, and four at the Cherry Hill, New Jersey office. We are not a party to any collective bargaining agreement or labor union contract, nor has it been subjected to any strikes or employment disruptions in its brief history. Management believes that we enjoy a good relationship with our employees.

F. Governmental Regulation.

     To market electric power in a given area, we are required to register with the appropriate state public utilities commission, maintain a Power Marketer certificate from FERC, and comply with lawful and regulatory requirements. States will require that we be registered with, and comply with, the protocols of an ISO or RTO for scheduling and moving electricity on the transmission system. Some states require that power marketers must also meet a renewable energy portfolio standard where a portion of the electricity they sell must be generated by renewable energy resources. In some states, registration as a retail electric provider simply requires that we obtain and maintain a certificate or license to do business in the state. We have been granted the necessary FERC permit, and have applied for all relevant state license and certificates required in our initial target markets.

G. Forward-Looking Statements.

     This registration statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this documents are forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to expansion opportunities for the subsidiary companies, extension of Commonwealth's business model to new markets and industries, demand in the market for UtiliHost services, completion of acquisitions of certain assets, and growth or retail energy operations and demand for retail energy outsourcing and back office solutions. When used in this document, the words "anticipate," "believe," "estimate," "expects," "intend," "may," "project," "plan," "should," and similar expressions are intended to be among the statements that identify forward-looking statements. Although Commonwealth believes that its expectations reflected in these forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties and no assurances can be given that actual results will be consistent with these forward looking statements. In particular, the following items may affect our future:

     - The California State Legislature, the Governor's Office and the California Public Utilities Commission may enact and enforce legislation that could adversely affect our operations in California.

     - We are required to obtain and maintain licenses from the states in which we sell electricity.

     - In certain states, competitive restructuring of retail marketing may prevent us from selling electricity.

     - We are completely dependant upon a limited number of third parties that we do not control to generate and supply to us electricity and their failure or delay in entering into or performing their contracts with us will have a material adverse effect on our operations and financial condition.

     - We are completely dependent upon a limited number of utilities that we do not control for the transmission and distribution of the electricity we sell to our customers and their failure or delay in entering into or performing their contracts with us will have a material adverse effect on our operations and financial condition.

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ITEM 2. FINANCIAL INFORMATION

A. Selected Financial Data.

     The following table summarizes certain selected financial data for Commonwealth Energy Corporation. Our statement of operations data for the period August 15, 1997 (date of incorporation) through July 31, 1998 and each of the two years in the period ended July 31, 2000 and our balance sheet data at July 31, 1998, 1999 and 2000 set forth below are derived from audited consolidated financial statements. Our statement of operations data for the nine months ended April 30, 2000 and 2001 and the balance sheet data at April 30, 2001 set forth below are derived from unaudited consolidated financial statements.

                                       PERIOD FROM                              NINE MONTHS ENDED
                                       AUGUST 15,      YEARS ENDED JULY 31,         APRIL 30,
                                      1997 THROUGH     --------------------    -------------------
                                      JULY 31, 1998      1999        2000       2000        2001
                                      -------------    --------    --------    -------    --------
                                          (AMOUNTS IN THOUSANDS EXCEPT PER SHARE INFORMATION)
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenue.........................     $ 1,387       $ 39,124    $ 99,624    $56,790    $144,038
Direct energy costs.................       3,735         38,729      86,732     50,564      55,620
                                         -------       --------    --------    -------    --------
Gross (negative) margin.............      (2,348)           395      12,892      6,226      88,418
Other costs and expenses(1).........       5,928         18,940      22,037     15,750      15,262
                                         -------       --------    --------    -------    --------
Income (loss) from operations.......      (8,276)       (18,545)     (9,145)    (9,524)     73,156
Interest income, net................          19            123         499        532       1,047
                                         -------       --------    --------    -------    --------
Income (loss) before income taxes...      (8,257)       (18,422)     (8,646)    (8,992)     74,203
Provision for income taxes..........          --             --          --         --      20,069
                                         -------       --------    --------    -------    --------
Net income (loss)(2)(3).............     $(8,257)      $(18,422)   $ (8,646)   $(8,992)   $ 54,134
                                         =======       ========    ========    =======    ========
Net income (loss) per common share:
  Basic.............................     $  (.66)      $   (.69)   $   (.26)   $  (.27)   $   1.71
                                         =======       ========    ========    =======    ========
  Diluted...........................     $  (.66)      $   (.69)   $   (.26)   $  (.27)   $   1.49
                                         =======       ========    ========    =======    ========
Weighted-average shares outstanding:
  Basic.............................      12,561         26,625      33,519     33,365      31,587
                                         =======       ========    ========    =======    ========
  Diluted...........................      12,561         26,625      33,519     33,365      36,291
                                         =======       ========    ========    =======    ========

                                                  AT JULY 31,
                                          ----------------------------                   AT APRIL 30,
                                           1998      1999       2000                         2001
                                          ------    -------    -------                   ------------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........................  $1,896    $12,428    $12,803                     $ 59,469
Total assets............................   7,205     27,858     41,590                      100,410
Long-term debt..........................      --         --         --                           --
Shareholders' equity....................   3,131     19,900     24,236                       79,090

---------------
(1) Includes stock-based compensation costs as follows:

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
Period from August 15, 1997 through July 31, 1998...........      $  464
Year ended July 31, 1999....................................       5,718
Year ended July 31, 2000....................................         445
Nine months ended April 30, 2000 (unaudited)................         445
Nine months ended April 30, 2001 (unaudited)................         575

(2) No cash dividends have been paid on our common stock.

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(3) Our convertible preferred stock provides for cumulative dividends, which accrue at an annual rate of 10% and are payable at the discretion of our Board of Directors. Such dividends have been accrued as follows:

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
Period from August 15, 1997 through July 31, 1998...........       $64
Year ended July 31, 1999....................................        84
Year ended July 31, 2000....................................        84
Nine months ended April 30, 2000 (unaudited)................        63
Nine months ended April 30, 2001 (unaudited)................        62

B. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Our primary business to date has been the sale of electric power to retail customers in California and, beginning January 2000, in Pennsylvania and the sale of electric power to wholesale customers in California. We are licensed by the FERC as a power marketer and by the California, Pennsylvania, New Jersey and Ohio Public Utilities Commissions as an electric services or electric generation supplier. We plan to enter new deregulated electric power markets in the future. We are in the licensing process in Texas and Michigan.

     As of July 31, 2000, we delivered electricity to approximately 80,000 customers in California and Pennsylvania. The growth of this business depends upon the deregulated status of each state, the availability of cost-effective energy purchases to us and the acquisition of retail or commercial customers by us.

RESULTS OF OPERATIONS

NINE MONTHS ENDED APRIL 30, 2001 COMPARED TO NINE MONTHS ENDED APRIL 30, 2000

  Net revenue

     Net revenues increased by $87.2 million, or 153.6%, from $56.8 million for the nine months ended April 30, 2000 to $144.0 million for the nine months ended April 30, 2001. California electricity sales represented $71.0 million of the increase, while Pennsylvania electricity sales accounted for $16.2 million of the increase. Our California wholesale electricity sales contributed $52.0 million of the increase and the remainder of the California increase resulted from increased electricity prices to other customers. The increased Pennsylvania sales were attributable to having a full nine months of electricity sales compared to four months in the comparable period of 2000. At April 30, 2001, we had 90,123 customers compared to 97,394 customers at April 30, 2000.

  Direct energy costs

     Direct energy costs grew to $55.6 million for the nine months ended April 30, 2001, an increase of $5.0 million, or 10%, from $50.6 million for the nine months ended April 30, 2000. This increase was due to Pennsylvania electricity purchases for the full nine months ended April 30, 2001 as compared to only four months for the nine months ended April 31, 2000. Direct energy costs, as a percent of net revenues, decreased from 89.0% for the nine months ended April 30, 2000 to 38.6% for the nine months ended April 30, 2001. This decrease was driven by the increased sales prices in the California wholesale market, shedding load to avoid dependency on the spot market and improved energy procurement methods.

  Other costs and expenses

     Other costs and expenses decreased from $15.8 million for the nine months ended April 30, 2000, a decrease of $.5 million, or 3.1% to $15.3 million for the nine months ended April 30, 2001. Other costs and expenses, as a percent of net sales, decreased from 27.7% for the nine months ended April 30, 2000 to 10.6% for the nine months ended April 30, 2001. Other costs and expenses include selling and marketing expenses and general and administrative expenses, both of which include stock-based compensation charges, as well as other expenses. Before stock-based compensation charges, selling and marketing expenses decreased by $2.0 million for the nine months ended April 30, 2001 over the nine months ended April 30, 2000 due to

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decreased promotional activities. Before stock-based compensation charges, general and administrative expenses increased by $3.0 million for the nine months ended April 30, 2001 over the nine months ended April 30, 2000 primarily due to the increased legal expenses from litigation regarding prior management, increased payroll expenses and the continued development of our billing system. Other expenses decreased by $1.6 million for the nine months ended April 30, 2001 compared to the same period in 2000 due to the costs of severance packages related to the request for and ultimate resignation of our former Chief Executive Officer and President being recorded during 2000. The decrease in other costs and expenses as a percent of net sales was due primarily to the increased sales prices in the California wholesale market.

  Interest income, net

     Interest income, net, grew to $1.0 million for the nine months ended April 30, 2001, an increase of $.5 million or 96.7%, from $.5 million for the nine months ended April 30, 2000. The increase is attributable to the increase in cash flow available for investments provided from operations offset in part by a $.6 million increase in interest expense due to borrowings which were outstanding on our line of credit during the nine months ended April 30, 2001.

  Provision for income taxes

     The provision for income taxes increased to $20.1 million during the nine months ended April 30, 2001 compared to no provision for income taxes for the nine months ended April 30, 2000 for which period we reported a loss before income taxes. The income tax rate for the nine months ended April 30, 2001 was 27.0% which is below the expected income tax rate primarily due to a reversal of our deferred income tax asset valuation allowance in the amount of $13.0 million.

  Net income

     Net income increased to $54.1 million for the nine months ended April 30, 2001, an increase of $63.1 million, or 702.0%, from the $9.0 million loss for the nine months ended April 30, 2000. This increase in net income is primarily attributable to a $82.2 million increase in gross margin, offset in part by the provision for income taxes of $20.1 million.

YEAR ENDED JULY 31, 2000 COMPARED TO YEAR ENDED JULY 31, 1999

  Net revenue

     Net revenues increased by $60.5 million, or 154.6%, from $39.1 million in fiscal 1999 to $99.6 million in fiscal 2000. California energy sales represented $57.7 million of the increase, while Pennsylvania sales, which commenced in January 2000, accounted for $2.8 million of the increase. California electricity price increases that began in May 2000 contributed to an estimated $15.0 million of the increase in California energy sales. The remainder of the sales increase resulted from new customers. At July 31, 2000, the Company had 80,528 customers compared to 51,987 customers at July 31, 1999.

  Direct energy costs

     Direct energy costs grew to $86.7 million in fiscal 2000, an increase of $48.0 million, or 124.0%, from $38.7 million in fiscal 1999. This increase was due to a higher level of energy purchases in fiscal 2000 as compared to fiscal 1999 due to our increased customer base. Direct energy costs, as a percent of net revenues, decreased from 99.0% in 1999 to 87.1% in fiscal 2000. This decrease in the energy cost percentage was driven by the higher California retail prices during the latter part of fiscal 2000, an increase of higher margin residential customers and improved energy procurement methods. These favorable components were partially offset by higher costs of electricity purchases in the wholesale market for quantities in excess of our fixed price contract.

  Other costs and expenses

     Other costs and expenses grew to $22.0 million in fiscal 2000, an increase of $3.1 million, or 16.4%, from $18.9 million in fiscal 1999. Other costs and expenses, as a percent of net sales, decreased from 48.4% in fiscal 1999 to 22.1% in fiscal 2000. Other costs and expenses include selling and marketing expenses and general and administrative expenses, both of which include stock-based compensation charges, as well as other expenses. Before stock-based compensation charges, selling and marketing expenses increased by $4.2 million in fiscal 2000 over fiscal 1999 due to increased promotional and telemarketing activities as we changed our customer base from industrial to residential customers. Before stock-based compensation charges, general and administrative expenses increased by $1.9 million in fiscal 2000 over fiscal 1999 primarily due to development and maintenance of our in-house information technology systems. Stock-based compensation charges decreased by $5.3 million in fiscal 2000 compared to fiscal 1999 due to fewer fully vested options being granted in fiscal 2000 which also had a lower average difference between the fair value of the our common stock at date of grant and the option exercise prices. Other expenses increased by $2.3 million in fiscal 2000 over fiscal 1999 due primarily to $.7 million of commercial and industrial customer termination costs and to severance arrangements with former officers. The decrease of other costs and expenses as a percent of net sales was due primarily to our ability to add customers at a greater rate than our general and administrative expenses increased.

  Interest income, net

     Interest income, net, grew to $.5 million in fiscal 2000, an increase of $.4 million, from fiscal 1999. The increase is attributable to having a full year's impact on investment income of capital raised in fiscal 1999.

  Net loss

     Net loss declined to $8.6 million in fiscal 2000, a decrease of $9.8 million, or 53.1%, from $18.4 million in fiscal 1999. This decrease in net loss is primarily attributable to a $12.5 million increase in gross margin offset in part by a $3.1 million increase in other costs and expenses.

YEAR ENDED JULY 31, 1999 COMPARED TO PERIOD ENDED JULY 31, 1998

  Net revenues

     Net revenues increased by $37.7 million to $39.1 million in fiscal 1999 compared to $1.4 million in fiscal 1998. The increase is attributed to new customers obtained in fiscal 1999 and to customers obtained in fiscal 1998 (sales began in April 1, 1998) having a full year of revenue in fiscal 1999. During most of fiscal 1998 we were in a start-up phase primarily raising capital and developing our marketing strategy.

  Direct energy costs

     Direct energy costs grew to $38.7 million in fiscal 1999, an increase of $35.0 million from $3.7 million in fiscal 1998. Direct energy costs, as a percentage of net sales, were 99.0% in fiscal 1999 compared to a negative margin of $2.3 million in fiscal 1998. The increase in direct energy costs is a result of the increase in net revenues in fiscal 1999 compared to fiscal 1998.

  Other costs and expenses

     Other costs and expenses grew to $18.9 million in fiscal 1999, an increase of $13.0 million, or 219.4% from $5.9 million in fiscal 1998. Other costs and expenses include selling and marketing expenses, both of which include stock-based compensation charges, as well as other expenses. Before stock-based compensation charges, selling and marketing expenses increased by $.4 million in fiscal 1999 over fiscal 1998 due to increased telemarketing activities. Before stock-based compensation charges, general and administrative expenses increased by $6.9 million in fiscal 1999 over fiscal 1998 mainly due to increase in employees. Stock-based compensation changes increased by $5.3 million in fiscal 1999 compared to fiscal 1998 due to more fully vested stock option grants in fiscal 1999. In fiscal 1999, there also was $.4 million of other expenses related to accruals for possible legal actions.

  Interest income, net

     Interest income, net increased by $.1 million in fiscal 1999 over fiscal 1998 due to a greater average amount of funds available during fiscal 1999.

  Net loss

     Net loss increased to $18.4 million in fiscal 1999, an increase of $10.2 million, or 123.1%, from $8.3 million in fiscal 1998. This increase in net loss is primarily attributable to a $13.0 million increase in other costs and expenses, offset in part by a $2.7 million improvement in gross margin.

  Liquidity and Capital Resources

     Through July 31, 2000, most of our capital was raised through a series of private placements for the sale of all classes of stock which provided an aggregate of $51.1 million of net proceeds, of which $41.3 million was used to support our operating activities which were unprofitable through July 31, 2000. We began profitable operations during the nine months ended April 30, 2001.

     Cash flow from operations for the nine months ended April 30, 2001 was $51.5 million an increase of $61.5 million compared with cash used from operations in the nine months ended April 30, 2000 of $9.9 million. Net profit for the nine months ended April 30, 2001 of $54.1 million, compared to a net loss of $9.0 million for the nine months ended April 30, 2000, was the primary reason for this increase. California's higher retail and wholesale prices were the key influences on our profitability. Investing activities for nine months ended April 30, 2001 include only purchases of property and equipment of $.8 million, a decrease of $.6 million compared to the nine months ended April 30, 2000.

     Cash used in financing activities for the nine months ended April 30, 2001 was $4.7 million, compared to cash provided of $10.5 million for the nine months ended April 30, 2000. The change of $15.2 million is due primarily to the absence of sales of common stock during the nine months ended April 30, 2001, which provided cash of $12.8 million during the nine months ended April 30, 2000, and an increase in restricted cash of $2.3 million.

     Cash flow used in operations for fiscal 2000 was $15.0 million, a decrease in cash used of $5.2 million compared to fiscal 1999. The major components of cash used in operations in fiscal 2000 were the net loss of $8.6 million and an increase in billed and unbilled accounts receivable of $13.2 million. The higher California electricity prices in the fourth quarter of fiscal 2000 drove sales higher resulting in higher accounts receivables. During fiscal 2000, we used cash of $1.8 million for investing activities, a decrease of $.7 million compared with the prior year. Investing activities during fiscal 2000 consisted only of purchases of property and equipment.

     Financing activities in fiscal 2000 were comprised of three components. Net cash proceeds from the sale of common stock were $12.1 million. This compares with $28.3 million in net capital raised in fiscal 1999 from the sale of common stock. We also borrowed $5.3 million under a $15 million credit facility that was entered into in June 2000. The borrowings from the credit facility were used primarily to pay for California electricity purchases, the price of which had increased significantly during the fourth quarter of fiscal 2000. There was also an increase of $2.7 million in restricted cash during fiscal 2000 required for additional collateral to support additional energy purchases both in California and Pennsylvania.

     We expect that our existing funds, our existing line of credit and our cash flow from operations will be sufficient to fund our operations and meet our capital requirements for the next 12 months.

C. Inflation.

     Inflation has not been a material factor in either revenue or operating expenses during our existence.

D. Quantitative and Qualitative Disclosures About Market Risk.

     We do not have or use any derivative instruments as of April 30, 2001 nor do we have any plans to enter into such derivative. We generally invest cash equivalents in high-quality credit instruments consisting primarily of high yielding money market funds, bankers acceptance notes and government agency securities with maturities of 90 days or less. We do not expect any material loss from our cash equivalents and therefore believe that our potential interest rate exposure is not material. We do not currently invoice customers in any currency other than the United States dollar. In addition, we do not currently incur significant expenses denominated in foreign currencies. Therefore, we believe that we are not currently subject to significant risk as a result of currency fluctuations.

ITEM 3. PROPERTIES

     Our principal executive office is located in Tustin, California. This facility houses the Company's administrative operations. The Company leases approximately 33,104 square feet of office space at these premises pursuant to a lease that expires on April 14, 2004.

     We lease additional office space for our East Coast operations in Cherry Hill, New Jersey. This additional space consists of 1,210 square feet pursuant to a three-year lease executed on August 25, 1999.

     We believe that our leased property is in good condition, is well maintained and is adequate for our current and immediately foreseeable operating needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to beneficial ownership of our Series A Convertible Preferred Stock and Common Stock as of April 30, 2001 for:

     - each person known by us to beneficially own more than 5% of our Series A Convertible Preferred Stock or 5% of our common stock;

     - each executive officer named in the Summary Compensation Table set forth in Item 6 -- "Executive Compensation";

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Unless otherwise indicated, the address for those listed below is c/o Commonwealth Energy Corporation, 15901 Red Hill Avenue, Suite 100, Tustin, California 92780. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such persons that are exercisable within 60 days of July 31, 2001, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 28,255,303 shares of common stock and 939,000 shares of Series A Convertible Preferred Stock outstanding as of April 30, 2001.

                                                                                           PERCENT
             TITLE OF CLASS                           NAME                   AMOUNT        OF CLASS
             --------------                 ------------------------        ---------      --------
Series A Convertible Preferred Stock.....   Joseph P. Saline                   50,000        5.32%
                                            Robert Perkins                     25,000        2.66%
Common Stock.............................   Ian B. Carter                   2,000,000(1)     6.61%
                                            Robert Perkins                    252,000(2)        *
                                            Richard Paulsen                   225,000(3)        *
                                            John Barthrop                     175,000(4)        *
                                            James Oliver                      125,000(5)        *
                                            Brad Gates                         50,000(6)        *
                                            Joseph P. Saline                   50,000           *
Series A Convertible Preferred Stock.....   Directors and Executive
                                            Officers as a Group                75,000        7.98%
Common Stock.............................   Directors and Executive
                                            Officers as a Group             2,877,000(7)     9.24%(8)

---------------
 *  Represents less than one percent.

(1) Includes 1,950,000 shares subject to options exercisable within 60 days of July 31, 2001.

(2) Includes 120,000 shares subject to options exercisable within 60 days of July 31, 2001.

(3) Includes 225,000 shares subject to options exercisable within 60 days of July 31, 2001.

(4) Includes 173,000 shares subject to options exercisable within 60 days of July 31, 2001.

(5) Includes 125,000 shares subject to options exercisable within 60 days of July 31, 2001.

(6) Includes 50,000 shares subject to options exercisable within 60 days of July 31, 2001.

(7) This figure is based on the current number of shares of Common Stock that each director and executive officer of the Company owns plus the number of shares of Common Stock that each director and executive officer has the right to obtain within 60 days from July 31, 2001.

(8) This percentage was derived by dividing the figure obtained in footnote (7) above by the total number of shares of Common Stock outstanding as of April 30, 2001 plus the number of shares of Common Stock that each director and executive officer has the right to obtain within 60 days from July 31, 2001. See Item 8, "Legal Proceedings."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

A. Identification of Directors.

     Our directors and their ages as of July 31, 2001 are as follows:

                     NAME                        AGE          POSITION
                     ----                        ---          --------
Ian B. Carter..................................  62     Chairman of the Board
Bradley L. Gates...............................  61     Director
Robert C. Perkins..............................  61     Director
Junona A. Jonas................................  57     Director
Joseph P. Saline, Jr...........................  59     Director

The directors of the Company serve as such until the next annual meeting of the shareholders of the Company or until their successors are elected and qualified.

IAN B. CARTER -- CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

     Mr. Carter has been a member of the Board since January 1999 and Chief Executive Officer since January 2000. For four months prior to that, he acted as Interim President. From June 1986 through September 1999, Mr. Carter successfully owned and operated several companies. He spent 14 years with Coldwell Banker Commercial Brokerage, as an investment specialist. He spent four years as a Systems Engineer and Salesman with IBM. Mr. Carter spent almost seven years in the United States Army serving in

Vietnam, Europe and the Pentagon. Mr. Carter received his Bachelor of Science
(BS) degree in Engineering from the United States Military Academy at West Point, New York and his Master in Business Administration (MBA) in finance from the University of Southern California.

BRADLEY L. GATES -- DIRECTOR

     Bradley L. Gates has been a member of the Board since January 1999, and has nearly 40 years of distinguished professional business and law enforcement experience. He served as the elected Sheriff of Orange County, California from 1974 until his retirement in 1998. Mr. Gates received an MS degree and Bachelor of Science degree in criminology from California State University, Long Beach.

ROBERT C. PERKINS -- DIRECTOR

     Mr. Perkins has been a member of the Board since January 1999. For the past 30 years, Mr. Perkins has served as Chairman and CEO of Hospital Management Services providing financial and management consulting to hospitals and similar institutions. Mr. Perkins received his Bachelor of Science degree in accounting from Bob Jones University.

JUNONA A. JONAS -- DIRECTOR

     Ms. Jonas has been a member of the Board since January 2001. She brings experience from a career with PG&E that spanned from 1978 through 1999 during which time she served as the first President and COO of PG&E's retail energy services subsidiary, Vantus Energy Corporation. After her success with Vantus Corporation, Ms. Jonas became the Vice President, Gas and Electricity Supply at PG&E. Ms. Jonas also served as past President and COO of utility.com. She currently serves as the General Manager of Alameda Power and Telecom. Ms. Jonas has a Bachelors degree from Santa Clara University and a Masters degree from Stanford and Cal State University Hayward.

JOSEPH P. SALINE, JR. -- DIRECTOR

     Mr. Saline has been a member of the Board since January 2001. Mr. Saline is currently an Operations Manager at Litton Industries in their Integrated Systems Division, and also serves on the board of directors of InterBill Inc. in Rohnert Park, California. Mr. Saline retired as a Colonel in the United States Air Force Reserve. He received a Bachelors degree from the University of Detroit and a Masters degree from Purdue University.

B. Identification of Executive Officers.

     Our executive officers and their ages as of March 31, 2001 are as follows:

                  NAME                     AGE              POSITION
                  ----                     ---              --------
Ian B. Carter............................  62     Chief Executive Officer
Richard L. Paulsen.......................  53     Chief Operating Officer
James L. Oliver..........................  53     Chief Financial Officer
John A. Barthrop.........................  58     General Counsel and Secretary

RICHARD L. PAULSEN -- CHIEF OPERATING OFFICER

     Mr. Paulsen has been the Chief Operating Officer since May 2000. Mr. Paulsen previously served as the CEO and President of Olicon Imaging Systems, Inc., a national supplier of diagnostic imaging products and services. Prior to that, Mr. Paulsen worked at Wieden and Kennedy, Inc. an advertising agency, as Executive Vice President and Chief Operating Officer. From 1978 to 1986, he started and financed the firm of Basic Computer Systems, Inc., a national supplier of application software and systems. Mr. Paulsen graduated from Loyola University with a Bachelor of Science degree in mathematics.

JAMES L. OLIVER -- CHIEF FINANCIAL OFFICER

     Mr. Oliver has been the Chief Financial Officer of the Company since November 1999. Mr. Oliver spent seven years with Emerson Electric Co. as Chief Financial Officer for two operating units. Mr. Oliver served as CFO for a business unit of Smithkline Beckman, as head of strategic and financial planning for an operating unit of Dresser Industries. He has consulted for a variety of companies including Snapple, the Stanley garage door opener business and the private equity firm of former U.S. Secretary of the Treasury, William E. Simon. Mr. Oliver received his Bachelor of Science degree in accounting and finance from the University of Southern California.

JOHN A. BARTHROP -- GENERAL COUNSEL

     Mr. Barthrop has been our General Counsel since May 1999, and has over 30 years of experience practicing law and counseling businesses. Prior to accepting a position with us, he was a principal member of the business and litigation law firm of Smith, Sinek & Barthrop. He owned and operated his own law firm in Orange, California for over 15 years. He was General Counsel and Assistant to the President for a national real estate development company, responsible for negotiating phased retail development projects in the Western states. He was also Associate General Counsel for the Beneficial Standard. Mr. Barthrop obtained a Bachelor of Science degree from the University of Washington and a Juris Doctorate from University of California, Hastings College of Law, and is licensed to practice before the State Courts and the U.S. District Courts.

C. Family Relationships.

     There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth for each of the past three fiscal years, all compensation received for services rendered in all capacities by all persons serving as chief executive officer and each of the other current most highly compensated executive officers of our company.

                                                                                LONG TERM COMPENSATION
                                                                    ----------------------------------------------
                                    ANNUAL COMPENSATION               AWARDS                  PAYOUTS
                          ---------------------------------------   ----------   ---------------------------------
          (A)              (B)       (C)        (D)        (E)         (F)          (G)          (H)        (I)
                                                          OTHER                  SECURITIES
                                                         ANNUAL     RESTRICTED   UNDERLYING              ALL OTHER
   NAME AND PRINCIPAL     FISCAL                         COMPEN-      STOCK       OPTIONS/      LTIP      COMPEN-
        POSITION           YEAR     SALARY     BONUS    SATION(2)    AWARD(S)       SARS       PAYOUTS    SATION
   ------------------     ------   --------   -------   ---------   ----------   ----------    -------   ---------
Ian Carter, Chief          2000    $211,932   $    --    $7,800          --      3,300,000(3)   $ --      $    --
  Executive Officer        1999          --        --        --          --        200,000        --           --
Frederick Bloom,           2000     184,899    50,000        --          --             --        --       40,373(1)
  Former Chief             1999     168,250    25,000        --          --             --        --           --
  Executive Officer        1998      90,412        --        --          --             --        --           --
John Barthrop,             2000     101,552        --        --          --             --        --           --
  General Counsel          1999      21,154        --        --          --         50,000        --           --
James L. Oliver, Chief     2000      76,058        --     2,800          --             --        --           --
  Financial Officer

---------------
(1) Represents severance payments made in conjunction with the employee's resignation and severance agreement effective June 1, 2000.

(2) Represents auto allowances paid.

(3) Represents stock options to be granted pursuant to performance criteria in his employment contract.

     Executive compensation is determined by a Compensation Committee elected by the Board. The Compensation Committee is currently comprised of: Robert Perkins, Brad Gates and Ian Carter. The Compensation Committee meets periodically or on as needed basis and decides compensation structure and amounts on the basis of comparable executive compensation structures and amounts as established by a peer group of companies, our performance and other factors as may be determined to be useful in making such determination by the Compensation Committee. Mr. Carter recuses himself on compensation issues relating to himself. The Compensation Committee was formed by the Board in September 1999, and both Mr. Perkins and Mr. Carter were appointed to the Compensation Committee in December 1999. Mr. Gates was appointed in January 2001 and replaced Ms. Anderson (a former board member) on this Committee.

     On September 23, 1999, Mr. Carter was retained by us to serve as our interim President. Subsequently, on January 1, 2000, our Board of Directors appointed Mr. Carter as Chief Executive Officer and we entered into an employment agreement with him, that provides for an initial term of employment expiring on December 31, 2004. Under the board approved agreement, Mr. Carter is entitled to a starting annual base salary of $275,000 and annual increases upon each anniversary date. In addition, Mr. Carter under a performance-based option provided by his employment agreement could earn the right to purchase up to 4,700,000 shares of our Common Stock. The option has an exercise price of $2.50 per share and will expire on January 1, 2010. Except for an option exercisable for 250,000 shares of Common Stock that immediately vested on January 1, 2000, the remaining option are performance based and become exercisable only upon the occurrence of specific events. As of April 30, 2001, performance had been achieved for 1,500,000 of the shares.

     On January 1, 2000, Mr. Bloom was asked to resign from his position as our Chief Executive Officer. He did and at the same time accepted a position as President of our wholly-owned subsidiary, electricAmerica, Inc. The request for his resignation was prompted by a pending action against us by the California Public Utilities Commission. Effective June 1, 2000, Mr. Bloom was asked to resign from his position at electricAmerica and he did. His resignation was accepted and we then entered into a separation and severance agreement with Mr. Bloom that provided for severance payments to be made by us. This second resignation was prompted by pending legislation against us in California. The terms of the severance agreement provide for monthly payments over a five-year period. Payments under the severance agreement initially totaled $1,187,200. In December 2000, we ceased making severance payments pending the outcome of litigation between the Company and Mr. Bloom. See "Item 8, Legal Proceedings."

     On November 1, 2000, we entered into an employment agreement with Mr. Richard Paulsen as our Vice President and Chief Operating Officer for an initial term of employment expiring on December 31, 2004. The agreement provides for an initial salary of $275,000, and an annual increase each year beginning on January 1, 2002.

     Pursuant to the employment agreements entered into on November 1, 2000 with Messrs. Paulsen, Barthrop and Oliver, each will receive an option to purchase an aggregate of 900,000, 500,000 and 500,000 shares, respectively, of our common stock. The options will have a three-year vesting period and an exercise price of $2.75 a share. All of the options will expire on November 1, 2007.

     Pursuant to the previous employment agreement entered into on May 6, 1999 with John Barthrop, he will receive an option to purchase 48,000 shares of our Common Stock.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None.

ITEM 8. LEGAL PROCEEDINGS

     We have sued Frederick M. Bloom, the founder and former Chairman and Chief Executive Officer of our company, in an action entitled Commonwealth Energy Corporation, et al. v. Bloom, Orange County Superior Court case No. 00CC15507. The case states causes of action on behalf of both the Company and its subsidiary electricAmerica, Inc. against Bloom for fraud regarding issuance of Commonwealth shares (the complaint specifies Mr. Bloom failed to pay the amount he stated he paid for his founder's shares), fraud in obtaining an employment agreement, fraud in obtaining a severance agreement, breach of fiduciary duty to us by his failure to exercise due care and loyalty, and breach of fiduciary duty regarding signing and submitting information to the California Public Utilities Commission ("CPUC"). According to our amended complaint and the CPUC investigation, Mr. Bloom failed to disclose to the CPUC the following actions taken against him prior to the formation of Commonwealth when Mr. Bloom was employed and self-employed as a stock promoter:

          (a) Cease and Desist Order against Bloom by the State of Missouri in 1988.

          (b) Cease and Desist Order against Bloom by the State of New Mexico in 1989, Mr. Bloom was placed on Pre-Prosecution Probation for selling unregistered commodities.

          (c) In 1991, Mr. Bloom was placed on a Pre-Prosecution Probation program by the District Attorney's office in Albuquerque based on an order by the New Mexico Securities Division for engaging in practices which operate as a fraud or deceit upon New Mexico residents.

          (d) Desist and Refrain Order against Mr. Bloom by the State of California in 1994 for selling securities without prior registration or qualification.

          (e) Desist and Refrain Order against Mr. Bloom by the State of California in 1994 for acting as an unlicensed broker-dealer.

          (f) Cease and Desist Order against Mr. Bloom by the State of South Dakota in 1995 for the sale of unregistered securities and the omission of material facts with respect to the sale of securities.

          (g) Cease and Desist Order and a fine were entered against Mr. Bloom by the State of Oregon in 1996 for selling securities without prior registration, and failure to disclose to potential investors the prior cease and desist orders that were previously issued against Bloom.

     Based on Mr. Bloom's alleged failure to provide and pay the consideration required to issue the founder's shares, we are seeking court confirmation for rescission of said founder's shares. In addition, we are seeking judgment against Bloom for all actual, consequential and incidental damages as set forth in the causes of action against Bloom.

     The trial in this case against Mr. Bloom is scheduled for October 2001. On an interim basis until the Court reaches a decision regarding the validity of shares registered in Mr. Bloom's name, on February 23, 2001, our board of directors instructed management to reflect on our stock records that only a portion of the shares previously standing in Mr. Bloom's name continue to be reflected as valid on our stock records (in the name of the current owners of those shares). Based upon the evidence available to the board to the effect that only a portion of the required consideration was paid by Mr. Bloom for his shares, the board on an interim basis directed that only a similar portion of the shares issued to Mr. Bloom be recognized as validly issued. Taking the board's approach, the following actions by Mr. Bloom brought the balance of shares owned by Mr. Bloom or his trust to less than zero:

          (a) Mr. Bloom, while Chairman and Chief Executive Officer sold 529,840 of his founder's shares at approximately $2.00 per share.

          (b) Mr. Bloom, while Chairman and Chief Executive Officer gave 123,250 shares to Mr. Jay Goth, the former Director of Marketing and Vice President.

          (c) Mr. Bloom, while Chairman and Chief Executive Officer gave 214,890 shares to Mr. David Mensch, the former President.

          (d) In a negotiated accommodation, Mr. Bloom transferred to the Company 1,200,000 shares to be used to settle claims of former employees.

     Based on the above, Mr. Bloom and his trust own no shares in our company. In the event Mr. Bloom prevails in our legal action against him and all 8,000,000 shares of Common Stock that were previously registered in his name (or a portion in an amount other than as reflected in this Registration Statement) are held to be validly issued, then the earnings per share and other relevant information in this Registration Statement will be appropriately revised by amendment.

     We settled a contested matter with the CPUC relating to Mr. Bloom's failure to disclose in the CPUC's updated Energy Service Provider application signed by Mr. Bloom in 1998, of the seven regulatory actions and the cease and desist sanctions filed against Mr. Bloom (see the list above). For Mr. Bloom's failure to disclose these sanctions, the CPUC required the imposition of a fine of $140,000. The CPUC also alleged that we, under the direction of Mr. Bloom, illegally supplemental billed approximately 20,200 customers in early 1999. While we contested this claim, we agreed, as part of the settlement, to return funds received from those customers who were billed, to pay an audit fee and to pay fines for 159 violations related to supplemental billing complaints that were documented by the Consumer Services Division ("CSD") of the CPUC. We have agreed to cooperate fully with any state or federal regulatory or law enforcement agency, in any investigation of the activities of Mr. Bloom during the period he served as an officer of our company. The settlement terms require that if Mr. Bloom returns in any capacity whatsoever as a director, officer, or employee, of Commonwealth or any of its subsidiaries at any time, we must immediately will file a formal application for re-registration under Code #394.1(a), disclosing the resumed relationship. The Administrative Law Judge recommended approval of the CSD's settlement and it was adopted by the CPUC on July 15, 2001.

     We settled a complaint filed by the Department of Corporations ("DOC") in an action entitled The People of the State of California v. Commonwealth Energy Corporation, Los Angeles Superior Court, case No. BC245014. The agreed judgment is in the form of an injunction and ancillary relief and was filed on February 13, 2001. The DOC's complaint was based upon activities that took place from September 1997 to October 1999, a period during which Mr. Bloom and other members of our former management were in charge of operations. The investigation that led to the complaint centered around the sale of our restricted securities. As part of the settlement, we agreed to cooperate with the Commissioner of Corporations and the DOC in connection with any further investigation arising out of the events described in the complaint, including any investigation of former officers, directors, or employees. We paid $150,000 in civil penalties as part of the DOC settlement in February, 2001.

     Thirteen former stock sales employees led by Mr. David James commenced a lawsuit against us on February 23, 2001 alleging that former management had agreed to issue deeply discounted stock options to them as additional compensation for stock sales but that we had not issued all of the stock options allegedly earned. We have reflected on our books the issuance of stock options covering 1,221,000 shares of Common Stock to these plaintiffs to which we believe they are entitled. The plaintiffs have not identified the basis for the number of respective shares under option they believe are owed to them and we, therefore, cannot estimate the impact on our capital structure should they succeed in their lawsuit. In our cross-complaint against these individuals, we have alleged that they committed breach of conduct, unfair business practices, misappropriation of trade secrets, intentional interference with prospective economic advantage, unjust enrichment, slander, and fraud.

ITEM 9.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (a) There is currently no established public trading market for any class of our equity securities. As of April 30, 2001, 10,489,592 shares of our Common Stock are reserved for the exercise of outstanding stock options, 100,000 shares of our Common Stock are reserved for the exercise of outstanding warrants, and 939,000 shares of our Common Stock are reserved for issuance upon conversion of currently outstanding shares of our Series A Convertible Preferred Stock and
(ii) other than pursuant to an employee benefit plan or dividend reinvestment plan, we are not currently offering or proposing to offer any shares of our Common Stock for sale to the public.

     (b) As of June 30, 2001, there were approximately 2,572 holders of our Common Stock and 61 holders of our Series A Convertible Preferred Stock.

     (c) We have declared and paid cash dividends on our Series A Convertible Preferred Stock. We currently intend to retain future earnings for use in our business and do not anticipate declaring or paying any dividends on shares of our Common Stock in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     Since April 30, 1998, we have issued an aggregate of 19,595,962 shares of Common Stock. All sales of unregistered securities were made in reliance on one or more of the following: Section 3(a)(11) of the Securities Act of 1933, as amended (the "Securities Act"), Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All of the transactions were effected without the use of an underwriter. Each purchaser to whom such sales were made represented to us that the purchaser was a resident of the State of California and/or was an accredited investor as defined in Rule 501(a) and that the shares were being purchased for investment and not for resale other than as allowed under law.

     When issuing shares (or stock options exercisable for shares) in reliance on Rule 701, we met the conditions imposed under Rule 701(b). In addition, each person to whom we issued securities in reliance on Rule 701 met the conditions imposed by Rule 701(c). Each such issuance was made pursuant to a written compensatory benefit plan or a written compensatory benefit contract. Such offers and issuances of securities were made only to our employees, directors, officers, consultants or advisors who were employed by us or providing services to us at the time the securities were offered.

     Since April 30, 1998, we have issued unregistered securities as described below.

     As part of a private placement on or about May 1, 1998, we sold an aggregate of 987,332 shares of our Common Stock to 273 investors at a price per share of $5.25, receiving gross proceeds in the amount of $5,183,868.

     As part of a private placement on or about September 15, 1998, we sold an aggregate of 1,886,628 shares of our Common Stock to 484 investors at a price per share of $5.25, receiving gross proceeds in the amount of $9,905,216.

     As part of a private placement on or about November 1, 1998, we sold an aggregate of 1,962,443 shares of our Common Stock to 284 investors at a price per share of $3.75, receiving gross proceeds in the amount of $7,359,510.

     As part of a private placement on or about January 1, 1999, we sold an aggregate of 2,538,897 shares of our Common Stock to 499 investors at a price per share of $3.75, receiving gross proceeds in the amount of $9,520,837.

     As part of a private placement on or about May 15, 1999, we sold an aggregate of 2,678,084 shares of our Common Stock to 718 investors at a price per share of $5.50, receiving gross proceeds in the amount of $14,729,571.

     The foregoing is calculated without regard to an outstanding warrant held by Coast Business Credit to purchase 100,000 shares of our Common Stock.

     The proceeds of $27,437,232 from the sales of Common Stock, net of issuance costs, for the year ended July 31, 1999 was used primarily to fund operating activities of $19,448,666, which included an increase in accounts receivables. A total of $3,406,000 was pledged as collateral for letters of credit in connection with the agreements for the purchase of electric power. Additionally, proceeds were used to purchase property and equipment of $1,988,000 and intangible asset of $500,000.

     The proceeds of $12,868,856 from the sale of Common Stock, net of issuance costs, for the year of July 31, 2000 was used primarily to fund operating activities of $15,842,885, which included an increase in accounts receivables.

ITEM 11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

  Common Stock

     All Shares of Common Stock entitle the holder thereof to: (i) one vote for each share held of record on all matters submitted to a vote of shareholders,
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets upon liquidation of our Company. Our shareholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable. There are no provisions in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

ITEM 12.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Article Five of our Articles of Incorporation contains a provision that eliminates the personal liability of a director for monetary damages to the fullest extent permissible under California law.

     We maintain policies of directors and officers insurance with National Union Fire Insurance Company in the aggregate amount of $20 million with a deductible of $75,000.

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See the index included at "Item 15, Financial Statements and Exhibits".

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS

(a)(1) Index to Consolidated Financial Statements:

       Report of Ernst & Young LLP, independent auditors...........   F-1
       Consolidated balance sheets at July 31, 1999 and 2000.......   F-2
       Consolidated statements of operations for the period from
         August 15, 1997 (date of incorporation) through July 31,
         1998 and for the two years in the period ended July 31,
         2000......................................................   F-3
       Consolidated statements of shareholders' equity for the
         period from August 15, 1997 (date of incorporation)
         through July 31, 1998 and for the two years in the period
         ended July 31, 2000.......................................   F-4
       Consolidated statements of cash flows for the period from
         August 15, 1997 (date of incorporation) through July 31,
         1998 and for the two years in the period ended July 31,
         2000......................................................   F-5
       Notes to consolidated financial statements..................   F-6

(a)(2) Index to Condensed Consolidated Interim Financial Statements (unaudited):

       Condensed consolidated balance sheet at April 30, 2001......  F-18
       Condensed consolidated statements of operations for the nine months ended April 30, 2000 and 2001......................  F-19
       Condensed consolidated statements of shareholders' equity
         for the nine months ended April 30, 2001..................  F-20
       Condensed consolidated statements of cash flows for the nine months ended April 30, 2000 and 2001......................  F-21
       Notes to condensed consolidated interim financial
         statements................................................  F-22

(a)(3) Schedule II -- Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) The following exhibits are attached hereto, as required by Item 601 of Regulation S-K:

EXHIBIT
NUMBER                         TITLE OF EXHIBIT
-------                        ----------------
 3.1     Articles of Incorporation of Commonwealth Energy Corporation
         dated August 14, 1997 and filed with the Secretary of State of the State of California on August 15, 1997
 3.2     Certificate of Amendment of Articles of Incorporation of
         Commonwealth Energy Corporation dated December 31, 1998 and filed with the Secretary of State of the State of California on February 19, 1999
 3.3     Bylaws of Commonwealth Energy Corporation, as amended
10.1     Power Purchase Agreement dated April 27, 1999, between
         Commonwealth Energy Corporation and Calpine Power Services
         Company
10.2     First Amendment to Power Purchase Agreement dated as of
         April 29, 1999
10.3     Second Amendment to Power Purchase Agreement dated as of May
         28, 1999, between Commonwealth Energy Corporation and
         Calpine Power Services Company
10.4     Loan and Security Agreement dated June 28, 2000 between
         Commonwealth Energy Corporation, electricAmerica, Inc. and
         electric.com, Inc. and Coast Business Credit
10.5     Warrant dated June 28, 2000, issued by Commonwealth Energy
         Corporation in favor of Coast Business Credit.
10.6     Limited Liability Company Agreement of Summit Energy
         Ventures, LLC, as amended by the First Amendment to the
         Limited Liability Company Agreement of Summit Energy
         Ventures, LLC, dated August 2001
10.7     PECO Energy Company Confirmation Agreement dated January 30,
         2001.
10.8     Exelon Generation Company, LLC Confirmation Agreement dated
         May 13, 2001
10.9     Standard Office Lease -- Gross dated April 1, 1997, for
         property located at 15941 Redhill Avenue, Suite 200, Tustin,
         California, together with Rules and Regulations and Work
         Letter attached thereto
10.10    Standard Sublease dated November 12, 1998, between Kurt
         Busch and Commonwealth Energy Corporation, for property
         located at 15991 Redhill Avenue, Suite 200, Tustin,
         California.
10.11    Severance Agreement dated June 1, 2000, among Commonwealth
         Energy Corporation, electricAmerica, Inc. and Frederick M.
         Bloom
10.12    Employment Agreement dated January 1, 2000, between
         Commonwealth Energy Corporation and Ian Carter, as modified by an Addendum to Employment Agreement dated as of November
         1, 2000
10.13    Employment Agreement dated November 1, 2000, between
         Commonwealth Energy Corporation and Richard Paulsen
10.14    Employment Agreement dated November 1, 2000, between
         Commonwealth Energy Corporation and James Oliver
10.15    Employment Agreement dated November 1, 2000, between
         Commonwealth Energy Corporation and John Barthrop
10.16    Commonwealth Energy Corporation 1999 Equity Incentive Plan
         for Employees
21.1     Subsidiaries of the Registrant

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Commonwealth Energy Corporation

     We have audited the accompanying consolidated balance sheets of Commonwealth Energy Corporation as of July 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from August 15, 1997 (date of incorporation) through July 31, 1998 and for the two years in the period ended July 31, 2000. Our audit also included the financial statement schedule listed in the index at Item 15(a)(3). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Energy Corporation at July 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for the period from August 15, 1997 (date of incorporation) through July 31, 1998 and for the two years in the period ended July 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Orange County, California
November 14, 2000

                        COMMONWEALTH ENERGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                        JULY 31,
                                                              ----------------------------
                                                                  1999            2000
                                                              ------------    ------------
Current assets:
  Cash and cash equivalents.................................  $  6,338,013    $  4,213,168
  Accounts receivable:
     Billed.................................................     8,189,621      17,468,027
     Unbilled...............................................     2,414,057       6,333,096
     Green power credits....................................     3,075,585       2,806,508
                                                              ------------    ------------
                                                                13,679,263      26,607,631
     Less allowance for doubtful accounts...................      (612,909)     (1,458,984)
                                                              ------------    ------------
  Net accounts receivable...................................    13,066,354      25,148,647
  Inventory.................................................       524,119         111,894
  Prepaid and other expenses................................       457,697         683,645
                                                              ------------    ------------
          Total current assets..............................    20,386,183      30,157,354
Property and equipment, net.................................     2,243,938       3,316,877
Restricted cash.............................................     3,406,200       6,146,339

Other assets:
  Intangible assets.........................................     1,050,000         997,500
  Deposits and investments..................................       437,144         757,135
  Performance bonds.........................................       335,000         215,000
                                                              ------------    ------------
          Total other assets................................     1,822,144       1,969,635
                                                              ------------    ------------
          Total assets......................................  $ 27,858,465    $ 41,590,205
                                                              ============    ============

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  5,339,480    $  8,148,848
  Notes payable under line of credit........................            --       5,281,272
  Accrued liabilities.......................................     2,618,942       3,924,083
                                                              ------------    ------------
          Total current liabilities.........................     7,958,422      17,354,203

Commitments and contingencies

Shareholders' equity:
  Convertible preferred stock -- 10,000,000 shares
     authorized with no par value; 939,000 shares issued and
     outstanding............................................       969,602       1,053,972
  Common stock -- 50,000,000 shares authorized with no par
     value; 31,475,221 and 34,053,164 shares issued and
     outstanding in 1999 and 2000, respectively.............    45,758,101      58,740,149
  Accumulated deficit.......................................   (26,827,660)    (35,558,119)
                                                              ------------    ------------
          Total shareholders' equity........................    19,900,043      24,236,002
                                                              ------------    ------------
          Total liabilities and shareholders' equity........  $ 27,858,465    $ 41,590,205
                                                              ============    ============

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    PERIOD FROM
                                                  AUGUST 15, 1997         YEARS ENDED JULY 31,
                                                  THROUGH JULY 31,    ----------------------------
                                                        1998              1999            2000
                                                  ----------------    ------------    ------------
Net revenue.....................................    $ 1,387,315       $ 39,124,049    $ 99,624,327
Direct energy costs.............................      3,735,092         38,728,563      86,731,876
                                                    -----------       ------------    ------------
Gross (negative) margin.........................     (2,347,777)           395,486      12,892,451
Selling and marketing expenses, excluding
  stock-based compensation charges..............      1,595,141          2,038,139       6,211,360
General and administrative expenses, excluding
  stock-based compensation charges..............      3,869,526         10,746,650      12,651,426
Stock-based compensation charges................        464,200          5,718,410         445,277
Other expenses, principally charges related to
  severance and customer termination costs......             --            437,375       2,729,248
                                                    -----------       ------------    ------------
Loss from operations............................     (8,276,644)       (18,545,088)     (9,144,860)
Interest income.................................         46,929            128,946         586,479
Interest expense................................        (27,616)            (5,585)        (87,708)
                                                    -----------       ------------    ------------
Loss before provision for income taxes..........     (8,257,331)       (18,421,727)     (8,646,089)
Provision for income taxes......................             --                 --              --
                                                    -----------       ------------    ------------
Net loss........................................    $(8,257,331)      $(18,421,727)   $ (8,646,089)
                                                    ===========       ============    ============
Net loss per common share -- basic and
  diluted.......................................    $      (.66)      $       (.69)   $       (.26)
                                                    ===========       ============    ============

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  FOR THE PERIOD FROM AUGUST 15, 1997 (DATE OF INCORPORATION) THROUGH JULY 31,
                                      1998
                   AND THE YEARS ENDED JULY 31, 1999 AND 2000

                                          COMMON STOCK           CONVERTIBLE
                                    -------------------------     PREFERRED     ACCUMULATED
                                      SHARES        AMOUNT          STOCK         DEFICIT          TOTAL
                                    ----------    -----------    -----------    ------------    ------------
Issuance of shares to founder.....   8,000,000    $        --    $       --     $         --    $         --
Proceeds from sales of common
  stock, net of issuance costs of
  $2,198,265......................  12,709,526      9,906,668            --               --       9,906,668
Proceeds from sale of 939,000
  shares of convertible preferred
  stock...........................     939,000             --       821,000               --         821,000
Stock options granted included in
  issuance costs..................          --         49,000            --               --          49,000
Stock options granted for services
  received........................          --        147,446            --               --         147,446
Compensation charge related to
  stock options granted...........          --        464,200            --               --         464,200
Cumulative unpaid dividends on
  convertible preferred stock.....          --             --        64,232          (64,232)             --
Net loss..........................          --             --            --       (8,257,331)     (8,257,331)
                                    ----------    -----------    ----------     ------------    ------------
Balance at July 31, 1998..........  21,648,526     10,567,314       885,232       (8,321,563)      3,130,983
Proceeds from sales of common
  stock, net of issuance costs of
  $7,399,016......................   9,686,945     24,382,626            --               --      24,382,626
Stock options granted included in
  issuance costs..................          --      3,869,606            --               --       3,869,606
Stock options granted for services
  received........................          --        669,347            --               --         669,347
Compensation charge related to
  stock options granted...........          --      5,222,410            --               --       5,222,410
Exercise of stock options.........      39,750            798            --               --             798
Transfer of common stock from
  founder to officer..............          --        496,000            --               --         496,000
Common shares issued for
  acquisition of intangible
  assets..........................     100,000        550,000            --               --         550,000
Cumulative unpaid dividends on
  convertible preferred stock.....          --             --        84,370          (84,370)             --
Net loss..........................          --             --            --      (18,421,727)    (18,421,727)
                                    ----------    -----------    ----------     ------------    ------------
Balance at July 31, 1999..........  31,475,221     45,758,101       969,602      (26,827,660)     19,900,043
Proceeds from sales of common
  stock, net of issuance costs of
  $1,828,665......................   2,185,537     12,020,356            --               --      12,020,356
Stock options granted included in
  issuance costs..................          --         31,500            --               --          31,500
Exercise of stock options.........     392,406         70,115            --               --          70,115
Compensation charge related to
  stock options granted (including
  $414,800 of severance costs)....          --        436,577            --               --         436,577
Transfer of common stock from
  founder to officer..............          --        423,500            --               --         423,500
Cumulative unpaid dividends on
  convertible preferred stock.....          --             --        84,370          (84,370)             --
Net loss..........................          --             --            --       (8,646,089)     (8,646,089)
                                    ----------    -----------    ----------     ------------    ------------
Balance at July 31, 2000..........  34,053,164    $58,740,149    $1,053,972     $(35,558,119)   $ 24,236,002
                                    ==========    ===========    ==========     ============    ============

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    PERIOD FROM
                                                  AUGUST 15, 1997         YEARS ENDED JULY 31,
                                                  THROUGH JULY 31,    ----------------------------
                                                        1998              1999            2000
                                                  ----------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss........................................    $(8,257,331)      $(18,421,727)   $ (8,646,089)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization.................         53,033            251,566         739,625
  Provision for doubtful accounts...............             --            612,909         846,075
  Stock-based compensation charges..............        464,200          5,718,410         445,277
  Fair value of stock options issued for
     services received..........................        147,446            669,347              --
  Fair value of stock options issued as
     severance costs............................             --                 --         414,800
  Changes in operating assets and liabilities:
     Billed accounts receivable.................       (442,827)        (7,746,794)     (9,278,406)
     Unbilled accounts receivable...............       (793,314)        (1,620,743)     (3,919,039)
     Green power credits receivable.............             --         (3,075,585)        269,077
     Inventory, prepaid expenses and other
       assets...................................     (1,218,208)          (535,752)        (13,714)
     Accounts payable...........................      2,170,645          3,168,835       2,809,368
     Accrued expenses...........................      1,903,075            715,868       1,305,141
                                                    -----------       ------------    ------------
Net cash used in operating activities...........     (5,973,281)       (20,263,666)    (15,027,885)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment.............       (560,442)        (1,988,096)     (1,760,064)
Purchase of intangible assets...................             --           (500,000)             --
                                                    -----------       ------------    ------------
Net cash used in investing activities...........       (560,442)        (2,488,096)     (1,760,064)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit.................             --                 --       5,281,272
Increase in restricted cash.....................             --         (3,406,200)     (2,740,139)
Proceeds from sales of common stock.............      9,955,668         28,252,232      12,051,856
Proceeds from sale of preferred stock...........        821,000                 --              --
Proceeds from exercise of stock options.........             --                798          70,115
                                                    -----------       ------------    ------------
Net cash provided by financing activities.......     10,776,668         24,846,830      14,663,104
                                                    -----------       ------------    ------------
Increase (decrease) in cash and cash
  equivalents...................................      4,242,945          2,095,068      (2,124,845)
Cash and cash equivalents at beginning of
  period........................................             --          4,242,945       6,338,013
                                                    -----------       ------------    ------------
Cash and cash equivalents at end of period......    $ 4,242,945       $  6,338,013    $  4,213,168
                                                    ===========       ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION

     The Company paid no cash for interest expense for the period ended July 31, 1998 and the year ended July 31, 1999. Cash paid for interest expense during the year ended July 31, 2000 was $67,675.

     The Company paid no cash for income taxes for the period ended July 31, 1998 and the years ended July 31, 1999 and 2000.

     During the year ended July 31, 1999, the Company issued 100,000 shares of common stock having a fair value of $550,000 for a portion of the purchase price of the intangible assets.

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JULY 31, 2000

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Commonwealth Energy Corporation (the "Company") was incorporated on August 15, 1997. The Company's primary business has been the sale of electric power to retail customers in California and, beginning January 2000, in Pennsylvania and the sale of electric power to wholesale customers in California. The Company is licensed by the Federal Energy Regulatory Commission (FERC) as a power marketer, by California as an Electric Service Provider and by Pennsylvania as an Electric Generation Supplier. The Company plans to enter new deregulated electric power markets in the future.

     The electric power sold by the Company to its retail customers is delivered to the Company's customers by Utility Distribution Companies (UDCs) in California and an Electric Distribution Company (EDC) in Pennsylvania, which measure electric power usage by the Company's customers and bill the customers on behalf of the Company. There are three UDCs in California and one in Pennsylvania, which conduct these activities on behalf of the Company.

     The Company's operations have been in one reportable segment, the domestic electricity distribution industry.

  Basis of Presentation

     The consolidated financial statements of the Company include the accounts of the Company's wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

  Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company's consolidated financial statements relate to the allowance for doubtful accounts, unbilled receivables, legal claims and the useful lives of equipment. Actual results could differ from those estimates.

  Revenue and Cost Recognition

     Revenue from sales of electric power is recognized as the power is delivered to the Company's customers. Direct energy costs include electric power purchased, independent system operator fees and scheduling coordination fees.

  Common Stock Grant

     On January 20, 2000, the Board of Directors of the Company directed that, in consideration of the purchase price being paid in cash, the Company shall grant one share of common stock for each share of common stock and preferred stock outstanding as of January 19, 1999. All per share and common share amounts presented in these consolidated financial statements have been adjusted to reflect this stock grant which had the same effect as a stock split.

  Unbilled Receivables

     The Company's customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers as of the end of a period, but not yet billed. Through July 31, 2000, unbilled receivables from sales in California were estimated by the Company as

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

the number of kilowatt hours delivered times 95% of the California Power Exchange ("PX") cost as published by Southern California Edison for residential customers.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

  Inventory

     Inventory consists of products purchased by the Company and held for resale and are stated at lower of cost (as determined on a first-in first-out basis) or market.

  Property and Equipment

     Property and equipment are carried at cost. Depreciation of property and equipment is provided over their estimated useful lives, generally five to ten years, using the straight line method. Expenditures for maintenance, repairs and renewals are expensed as incurred. The Company capitalizes certain software development costs incurred on significant projects for internal use in accordance with the provisions of AICPA Statement of Position 98-1, Accounting for Software Costs. Qualifying internal and external costs, consisting primarily of third-party system development costs incurred during the application development stage are capitalized and amortized on the straight-line basis over five years.

  Income Taxes

     The Company utilizes the liability method of accounting for income taxes as set forth in FASB Statement No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

     Through July 31, 2000, the Company has only paid minimum state franchise taxes which are included in general and administrative expenses.

  Advertising Costs

     Advertising costs, consisting primarily of media advertising, are expensed as incurred. Advertising costs were $1,595,100, $1,670,270 and $2,175,400 for 1998, 1999 and 2000, respectively.

  Stock-Based Compensation

     As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. Most of the Company's stock option grants were granted with exercise prices below the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes. In addition, since all stock option grants were vested at their dates of grant, the difference between the exercise prices and such estimated fair values was expensed as stock-based compensation charges as of the date of grant.

     Certain employees whose function was to sell shares of the Company's common stock received a portion of their commissions for such sales in the form of stock options. The intrinsic value of such stock options has been charged against the proceeds of such sales in the accompanying consolidated statements of shareholders' equity.

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

     Stock options were granted to certain service providers to the Company. These options were recorded at their fair values using the minimum value method, in accordance with SFAS No. 123.

  Concentration of Credit Risk

     The Company's concentration of credit risk with respect to accounts receivable is limited due to the large number of customers who are spread primarily throughout California. In addition, the Company maintains allowances for potential credit losses.

     No customer has accounted for more than 10% of net revenue in any period.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by SFAS No. 137 which deferred the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. Accordingly, SFAS No. 133 was effective as of August 1, 2000 for the Company and did not have an effect on the Company's financial position or results of operations. The Company has not entered into any derivative instruments or hedging contracts. The Company's long-term contracts for the purchase of electricity are considered "normal purchases" within the context of SFAS No. 133.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash, billed and unbilled accounts receivable, accounts payable and notes payable. The carrying amounts of these financial instruments are reflected in the accompanying consolidated balance sheets at amounts considered by management to approximate their fair values due to their short-term nature.

 2. MARKET AND REGULATORY RISKS

  Commitment to Purchase Electric Power

     The Company has entered into a contract, which expires on June 30, 2002, to acquire 2,400 MWH of electric power per day through December 31, 2000 and 3,000 MWH per day for the remainder of the contract. The Company is obligated to minimum electric purchases of $36.6 million and $32.3 million for the years ending July 31, 2001 and 2002, respectively under this commitment. The electric power acquired under this contract qualifies for the California "Green Power Credit" upon its resale to certain classes of customers. Since the price at which the Company can purchase this electric power is fixed, if the price at which the Company can resell this electric power falls below the contract purchase price plus distribution and scheduling costs, the Company would incur operating losses during such periods. See Note 12 for related events subsequent to July 31, 2000.

  Pennsylvania Operations

     During the year ended July 31, 2000, the Company began selling electric power in Pennsylvania. In accordance with its standard customer contract in Pennsylvania, the Company may only charge certain maximum rates for its sales of electric power which, at times, could be less than the Company's costs of acquiring, distributing and scheduling such electric power. See Note 12 for related events subsequent to July 31, 2000.

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

  California Green Power Credits

     The state of California enacted the Public Purpose Program which established a $540 million fund to provide overall incentives to suppliers of "green" power to initially reduce, among other things, the net costs of such power to certain consumers by 1.5 cents per KWH which as of July 31, 2000, is at a rate 1.0 cent per KWH. The Company received Green Power Credits of $3,540,405 in 1999 and $12,303,794 in 2000, which are included in the Company's net revenue. The benefit of these credits has been passed through to the Company's customers. The Public Purpose Program provides that this subsidy is available to suppliers of "green power" through March 31, 2002.

 3. NET LOSS PER SHARE

     The amount of net loss used in the calculations of basic and diluted net loss per common share includes cumulative preferred dividend requirements of $64,232 in 1998, $84,370 in 1999 and $84,370 in 2000.

     Basic and diluted net loss per common share is based upon the average number of common shares outstanding during the periods: 12,560,571 in 1998, 26,625,210 in 1999 and 33,518,921 in 2000. The effects of potentially dilutive stock options and warrants and the assumed conversion of the convertible preferred stock have been excluded from the calculation of diluted earnings per share because the effect of their inclusion would be anti-dilutive.

 4. PROPERTY AND EQUIPMENT, NET

     Property and equipment, net is comprised of the following:

                                                                      JULY 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
Office furniture and equipment..............................  $1,034,090    $1,237,053
Information technology equipment and systems................   1,484,182     2,882,360
Leasehold improvements......................................      30,265       172,356
                                                              ----------    ----------
                                                               2,548,537     4,291,769
Less accumulated depreciation and amortization..............    (304,599)     (974,892)
                                                              ----------    ----------
                                                              $2,243,938    $3,316,877
                                                              ==========    ==========

 5. RESTRICTED CASH AND INTANGIBLE ASSETS

  Restricted Cash

     Restricted cash consists of short-term investments that have been pledged as collateral for letters of credit in connection with agreements for the purchase of electric power. The Company is required to pledge an amount equivalent to 45 days of energy purchases under the contracts.

  Intangible Assets

     The Company's intangible assets represent the costs of purchasing, in July 1999, the 1-800-Electric telephone number and the rights to eight internet domain names. Amortization expense for these intangible assets for the year ended July 31, 2000 was $52,500.

 6. LINE OF CREDIT

     On June 29, 2000, the Company entered into a three-year, $15 million line of credit. Borrowings under the line of credit, which amounted to $5,281,272 at July 31, 2000, are collateralized by accounts receivable,

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

inventory and other assets. In connection with obtaining the line of credit, the Company agreed to pay a closing fee of $300,000, one-half of which was paid at closing and the remainder to be paid incrementally at each annual renewal date. The Company also issued the lender a warrant expiring June 29, 2003 to purchase 100,000 shares of the Company's common stock at a price of $5.50 per share. Interest on borrowings is based on the lender's prime rate plus 1.75%. At July 31, 2000, the interest rate on borrowings under the line of credit was 11.25% and the average interest rate on borrowings outstanding during the year ended July 31, 2000 was 11.25%. The credit line is subject to certain financial covenants in the event the Company's net worth falls below $15 million or the Company operates with a negative gross profit.

 7. SHAREHOLDERS' EQUITY

  Convertible Preferred Stock

     The convertible preferred stock provides for cumulative dividends which accrue at an annual rate of 10% and are payable at the discretion of the Company. Cumulative unpaid dividends were $232,972 as of July 31, 2000. Each convertible preferred share is convertible into one share of the Company's common stock at the shareholder's discretion and has full voting rights. In addition, preferred shareholders are entitled to preferential liquidation rights over common stock in the amount of $1.00 per share plus an amount equal to all declared but unpaid dividends.

  Common Stock

     The common stock of the Company has no conversion or preemptive shareholder rights as to any securities issued by the Company and are not liable for assessments and further calls. Each share of common stock is entitled to one vote on all matters voted on by shareholders, and is entitled to equal dividends when and as declared by the Board of Directors from funds legally available.

     The Company has sold shares of its common stock in a series of private placements. These sales of common shares were made by a specific group of employees within the Company who were employed by the Company at the time of the sales for this purpose. The sales commissions paid to these employees, both in the form of cash and stock options granted, have been charged against the proceeds of the common stock sales in the accompanying consolidated statements of shareholders' equity. The amount of the charge for the stock options granted represented the difference between the option exercise price and the fair value of the Company's common stock at the date of grant as estimated by the Company's management for financial reporting purposes. All other costs related to these employees were charged to expense.

     At July 31, 2000, the Company has reserved the following shares of its common stock for issuance upon conversion of the issued and outstanding shares of convertible preferred stock, exercise of warrants and exercise of stock options:

Reserved for conversion of convertible preferred stock......     939,000
Reserved for exercise of warrants...........................     100,000
Reserved for exercise of stock options......................   9,249,892
                                                              ----------
                                                              10,288,892
                                                              ==========

  Founder's Shares

     The Company's corporate records state that the founder's shares of common stock were issued in exchange for the payment of $140,000 in the form of cash payments totaling $90,000 and personal property having a value of $50,000; however, the Company has not been able to obtain proof of the deposit of such

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

funds in the Company's accounts or proof of the receipt of personal property amounting to this stated value. See Note 12 for related events subsequent to July 31, 2000.

  Stock Options

     The Company's Board of Directors has approved grants of options to acquire a total of 9,951,825 shares of the Company's common stock to the Company's employees, outside directors and service providers. As of July 31, 2000, 9,249,892 of these stock options were outstanding. The options were vested as of their date of grant and expire in December 2002 for the options granted prior to 2000 and expire in December 2004 for the options granted in 2000.

     Stock option activity is set forth below:

                                                                    OPTIONS OUTSTANDING
                                                       ---------------------------------------------
                                                                                        WEIGHTED-
                                                       NUMBER OF    EXERCISE PRICE       AVERAGE
                                                        SHARES        PER SHARE       EXERCISE PRICE
                                                       ---------    --------------    --------------
Balance at August 15, 1997...........................         --               --             --
Options granted......................................    931,310    $ .01 - $ .05         $ .011
                                                       ---------    -------------         ------
Balance at July 31, 1998.............................    931,310    $ .01 - $ .05         $ .011
Options granted......................................  4,335,015    $ .01 - $3.75         $ .574
Options exercised....................................    (39,750)   $ .01 - $ .05         $ .020
                                                       ---------    -------------         ------
Balance at July 31, 1999.............................  5,226,575    $ .01 - $3.75         $ .482
Options granted......................................  4,685,500    $1.00 - $2.50         $2.490
Options exercised....................................   (392,406)   $ .01 - $1.00         $ .179
Options cancelled....................................   (269,777)   $ .05 - $3.75         $1.902
                                                       ---------    -------------         ------
Balance at July 31, 2000.............................  9,249,892    $ .01 - $3.75         $1.469
                                                       =========    =============         ======

     The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as of July 31, 2000 were as follows:

                                 AVERAGE
                  NUMBER OF     REMAINING                      WEIGHTED
   RANGE OF        SHARES      CONTRACTUAL      SHARES         AVERAGE
EXERCISE PRICES  OUTSTANDING   LIFE (YEARS)   EXERCISABLE   EXERCISE PRICE
---------------  -----------   ------------   -----------   --------------
$ .01 - $ .50     3,792,717        2.44        3,792,717        $0.09
    $1.00           514,675        2.44          514,675        $1.00
$2.50 - $3.75     4,942,500        3.14        1,742,500        $2.71
                  ---------        ----        ---------        -----
    Total         9,249,892        2.58        6,049,892        $ .92
                  =========        ====        =========        =====

     The Company has granted 3,000,000 stock options to the Company's Chairman and Chief Executive Officer which are performance based and vest upon the occurrence of specific events. These options have an exercise price of $2.50 per share and expire on January 1, 2010.

  Stock-Based Compensation

     In connection with the granting of stock options to certain employees and the Company's outside directors, the amount of related compensation to be recognized was determined by the Company to be the difference between the option exercise price and the fair value of the Company's common stock at the date of grant as estimated by the Company's management for financial reporting purposes. Inasmuch as all options granted by the Company through July 31, 2000 were fully vested as of their date of grant, the related

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

compensation was expensed as of the date of grant, except for the compensation related to options granted as commissions to employees for the sales of the Company's common stock which was charged against the proceeds of the common stock sales.

     The Company's founder and, at the time, its Chairman and Chief Executive Officer, gave a total of 248,000 and 123,500 shares of the Company's common stock owned by him to two officers of the Company in 1999 and 2000, respectively. In accordance with Staff Accounting Bulletin No. 79, Accounting for Expenses or Liabilities Paid by Principal Stockholder, the estimated fair value of such shares of $496,000 and $423,500 was included in stock-based compensation charges in 1999 and 2000, respectively.

     Stock-based compensation charges are comprised of the following components:

                                                  PERIOD FROM
                                                  AUGUST 15,       YEARS ENDED JULY 31,
                                                 1997 THROUGH     -----------------------
                                                 JULY 31, 1998       1999          2000
                                                 -------------    -----------    --------
Stock options earned...........................   $1,056,716      $ 8,548,500    $ 53,277
Gift of shares from founder to officers........           --          496,000     423,500
                                                  ----------      -----------    --------
                                                   1,056,716        9,044,500     476,777
Less amount related to commissions on sales of
  the Company's common stock...................     (592,516)      (3,326,090)    (31,500)
                                                  ----------      -----------    --------
                                                  $  464,200      $ 5,718,410    $445,277
                                                  ==========      ===========    ========

  Warrants

     As part of the $15 million credit line agreement dated June 29, 2000, the lender received warrants to purchase 100,000 shares of common stock. The warrants are exercisable at $5.50 per share and expire upon the maturity of the loan agreement on June 29, 2003. The fair value of the warrants was nominal at their date of issuance.

  Pro Forma Disclosures of the Effect of Stock-Based Compensation Plans

     Pro forma information regarding results of operations and net loss per common share is required by SFAS No. 123 for stock-based awards to employees as if the Company had accounted for such awards using a valuation method permitted under SFAS No. 123. In determining such pro forma information, stock-based awards to employees and outside directors were valued using the minimum value method, assuming no expected dividends, an average expected life through December 31, 2002, and a weighted-average risk-free interest rate of 6.0%. The minimum value method does not consider stock price volatility. For pro forma purposes, the estimated minimum value of the Company's stock-based awards to employees and outside directors is expensed at the date of grant of the stock options since the options were fully vested at date of grant. The results of applying Statement No. 123 to the Company's stock option grants to employees and outside directors on the assumptions described above approximate the Company's reported amounts of net loss and net loss per common share.

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

 8. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred income taxes consist of the following:

                                                                    JULY 31,
                                                          ----------------------------
                                                              1999            2000
                                                          ------------    ------------
Deferred tax assets:
  Net operating loss carryforwards......................  $  7,816,000    $ 10,429,000
  Stock options.........................................     2,699,000       3,054,000
  Allowance for doubtful accounts.......................       263,000         625,000
  Reserves and accruals.................................       640,000       1,200,000
  Depreciation and amortization.........................            --         218,000
  Other.................................................        13,000          15,000
                                                          ------------    ------------
                                                            11,431,000      15,541,000
  Less valuation allowance..............................   (11,414,000)    (15,541,000)
                                                          ------------    ------------
                                                                17,000              --
Deferred tax liabilities:
  Depreciation and amortization.........................       (17,000)             --
                                                          ------------    ------------
Net deferred income tax.................................  $         --    $         --
                                                          ============    ============

     A reconciliation of the federal statutory income tax rate to the Company's provision for income taxes as a percentage of loss before income taxes is as follows:

                                                            PERIOD FROM      YEARS ENDED
                                                          AUGUST 15, 1997      JULY 31,
                                                              THROUGH       --------------
                                                           JULY 31, 1998    1999     2000
                                                          ---------------   -----    -----
Federal statutory income tax rate.......................        34.0%        34.0%    34.0%
Valuation allowance recorded due to losses..............       (34.0)       (34.0)   (34.0)
                                                               -----        -----    -----
Income tax rate per financial statements................          --%          --%      --%
                                                               =====        =====    =====

     A valuation allowance has been recorded in order to reflect the uncertainty of realization of the deferred tax asset. The valuation allowance increased by $3,533,000, $7,881,000 and $4,127,000 during 1998, 1999 and 2000, respectively.

     At July 31, 2000, the Company had net operating loss carryforwards of approximately $23,000,000 for federal and state income tax purposes that begin to expire in years 2018 and 2006, respectively.

     Due to the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryforwards for federal income tax purposes may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

 9. OTHER EXPENSES

  Severance Arrangements

     The Company's founder and former chairman and Chief Executive Officer had an employment agreement with a subsidiary of the Company. He was asked to resign and he subsequently resigned from his positions with the subsidiary in consideration of a severance agreement effective June 1, 2000. Said severance

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

agreement expressly waives any claim by him for any bonuses otherwise referenced in his previous five-year employment agreement with the subsidiary of the Company. The severance agreement also provides for monthly payments to him of $21,261 through December 31, 2004. The present value of $927,254 of this obligation to the Company's founder, based upon a discount rate of 10%, was recorded as of June 1, 2000 and is included in severance costs for 2000. See
Note 12 for related events subsequent to July 31, 2000.

     In connection with the separation of the Company's former President, the Company granted him options to acquire 1,000,000 shares of the Company's common stock. The options were fully vested at their date of grant, have an exercise price of $2.50 per share and expire on December 31, 2002. The fair value of $414,800 of these stock options, as determined on the minimum value method, was included in severance costs for 2000. In addition, costs of $425,000 and $300,000 were recorded in 1999 and 2000, respectively, related to the severance of other employees.

  Customer Termination Costs

     The Company terminated certain California commercial and industrial accounts during June and July 2000. At July 31, 2000, an accrual of $681,270 was recorded to provide for the estimated costs of terminating these customers including meter lease termination settlement costs and settlement of terminated customer damage claims.

10. COMMITMENTS AND CONTINGENCIES

  Leasing Arrangements

     The Company is obligated under long-term leases for the rental of real estate and office equipment. The Company conducts its main operations from facilities that are leased under a five-year non-cancelable operating lease expiring on April 24, 2004. The Company also leases four other locations for its sales staff. The leases for certain locations contain escalation clauses relating to increases to real property taxes and maintenance costs.

     The following is a schedule of the future minimum rental payments required under the above operating leases:

2001.............................................  $  896,700
2002.............................................     841,100
2003.............................................     654,100
2004.............................................     372,306
                                                   ----------
                                                   $2,764,206
                                                   ==========

     Rent expense for operating leases amounted to $133,700, $367,300 and $786,300 for the three years ended, July 31, 1998, 1999 and 2000.

  Purchase Commitments

     In April 1999, the Company entered into a contractual arrangement ending on June 30, 2002, for the purchase of electric power. The Company is obligated to minimum electric power purchases of $36.6 million and $32.3 million for the years ending July 31, 2001 and 2002, respectively, under this contract. See Note 12 for related events subsequent to July 31, 2000.

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

  Severance Contract

     See Note 9 for a description of a severance contract with the Company's founder and former Chairman and Chief Executive Officer. See Note 12 for related events subsequent to July 31, 2000.

  California Department of Corporations Investigation

     The California Department of Corporations ("DOC") initiated an investigation of the Company in 1999 regarding the manner and extent of the offers and sales of the Company's stock and whether or not said offers and sales conformed to the requirements of the California Securities laws or allowable exemptions to registration, and whether the Company's employees involved in such sales should have been licensed. Shortly after the initial inquiry, there was a change in management of the Company and all of such sales activities ceased, and the employment of all employees involved in such sales activities was terminated. The Company had entered into negotiations with the DOC to resolve this investigation and reached mutually agreeable terms of settlement, which include a payment of $150,000 by the Company to the DOC, which the Company accrued as of July 31, 2000, and an agreement to cooperate with the DOC in any further investigations which may arise related to these matters. See Note 12 for related events subsequent to July 31, 2000.

  California Public Utilities Commission Investigation

     In 1999, the Consumer Services Division of the California Public Utility Commission ("CPUC") ordered an investigation relating to non-disclosure by the former Chairman and Chief Executive Officer of cease and desist actions taken against him prior to his association with the Company and to a supplemental billing by the Company covering a six-month period during which the Company had under-billed its customers. The Company negotiated a settlement of all issues with the CPUC and both parties signed a settlement agreement on January 7, 2000. The terms included a payment of $100,000 by the Company to the CPUC and reimbursement by the Company of the amount of the supplemental billing to its customers through refunding amounts previously paid or issuing credits for unpaid amounts, and that the Company's Chief Executive Officer from July 1, 1997 through December 31, 1998 would not have any responsibility for the business practices, management or operation of the Company in California for a period of at least two years after the effective date of the settlement agreement. The Company has accrued for the financial impact of the January 7, 2000 settlement agreement during the year ended July 31, 2000. See Note 12 for related events subsequent to July 31, 2000.

  Litigation

     From time to time, the Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not believe the outcome of these matters will have a material effect on the Company's consolidated financial condition or its consolidated results of operations.

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                --------------------------------------------------
                                                OCTOBER 31    JANUARY 31    APRIL 30      JULY 31
                                                ----------    ----------    ---------    ---------
                                                   (IN THOUSANDS EXCEPT PER SHARE INFORMATION)
Year ended July 31, 1999:
Net revenue...................................  $ 4,180.0     $ 9,436.1     $ 8,796.1    $16,711.9
Gross (negative) margin.......................   (2,834.4)       (531.9)       (606.1)     4,367.9
Net income (loss).............................   (6,994.2)     (8,004.3)     (3,995.1)       571.9

Net income (loss) per common share:
  Basic and diluted...........................      (0.31)        (0.32)        (0.14)        0.02

Year ended July 31, 2000:
Net revenue...................................  $20,169.4     $18,670.8     $17,950.0    $42,834.1
Gross margin..................................    2,796.8       1,040.0       2,389.6      6,666.0
Net income (loss).............................   (2,137.8)     (3,548.7)     (3,305.1)       345.5

Net income (loss) per common share:
  Basic and diluted...........................      (0.07)        (0.10)        (0.10)        0.01

12. EVENTS SUBSEQUENT TO JULY 31, 2000 (UNAUDITED)

  Electric Power Purchase Contracts

     For the Pennsylvania market, the Company has entered into various contractual arrangements for the purchase of electric power through May 2004. The Company is obligated to minimum electric power purchases of $11.6 million and $37.9 million for the years ending July 31, 2001 and 2002, respectively, and $51.9 million thereafter under these contracts.

  Founder's Shares and Related Litigation

     As more fully described in Note 7, the Company was unable to verify that all of the consideration indicated in the Company's corporate records that was to be paid by the Company's founder was actually paid to the Company. Accordingly, on February 23, 2001, the Company's Board of Directors instructed the Company's management to reflect on the corporate stock records that a portion of the shares previously standing in the founder's name continue to be reflected as valid. Based upon the evidence available to the board to the evidence that only a portion of the required consideration was paid by the founder for his shares, the board on an interim basis directed that only a similar portion of the shares issued the founder be recognized as validly issued.

     In connection with the action taken by the Company, the Company has sued the founder for various causes of action including fraud and breach of fiduciary duty. Based upon the founder's alleged failure to provide and pay the consideration required to issue the founder's shares, the Company is seeking court confirmation for rescission of said founder's shares. The Company is also seeking judgement against the founder for all actual, consequential and incidental damages as set forth in the causes of action against the founder.

     In December 2000, the Company ceased making severance payments to the founder under the agreement discussed in Note 9 pending the outcome of the litigation between the Company and its founder.

                        COMMONWEALTH ENERGY CORPORATION

                                 JULY 31, 2000

  Settlement of California Department of Corporations Investigation

     In February, 2001, upon the payment of $150,000 by the Company to the DOC, this investigation as more fully described in Note 10 was closed.

  Settlement of California Public Utilities Commission Investigation

     In July 2001, the CPUC investigation as more fully described in Note 10 was ordered settled by the CPUC. The settlement provided for, among other things, the Company to pay a fine of $219,500 and audit costs of $37,000 plus reimbursement of the supplemental billings to its customers (which reimbursement had taken place in prior periods).

  California Deregulated Electricity Market

     California has been experiencing extreme fluctuations in the cost of wholesale energy since May 2000. In reaction to this crisis, FERC, the PUC, the State Legislature and the Governor have proposed a varying number of methods to help restore price stability to the California electricity marketplace. Some of the proposed solutions could affect the Company's ability to increase its customer base for a specific period of time or, perhaps, indefinitely. In addition to these risks, one of the incumbent utilities with which the Company interacts to conduct its business has filed for bankruptcy protection. This bankruptcy has not had a material impact on the Company's operations. Other utilities in California also could seek protection of bankruptcy in the future.

  Investment in Summit Energy Ventures, LLC

     In July 2001, the Company invested $15 million in Summit Energy Ventures, LLC ("Summit") and committed to invest an additional $10 million in Summit. Summit was formed to invest in energy and energy related companies. The Company has a 100% preferred membership in Summit.

                        COMMONWEALTH ENERGY CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 APRIL 30, 2001
                                  (UNAUDITED)

                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 50,260,656
  Accounts receivable:
     Billed.................................................    24,708,827
     Unbilled...............................................     6,232,456
     Green power credits....................................       700,116
                                                              ------------
                                                                31,641,399
     Less allowance for doubtful accounts...................    (2,345,862)
                                                              ------------
  Net accounts receivable...................................    29,295,537
  Inventory.................................................       107,502
  Prepaid and other expenses................................     1,125,271
                                                              ------------
          Total current assets..............................    80,788,966
Property and equipment, net.................................     3,494,186
Restricted cash.............................................    10,797,500

Other assets:
  Intangible assets.........................................       958,125
  Deposits and notes receivable.............................       409,400
  Deferred tax asset........................................     3,961,812
                                                              ------------
          Total other assets................................     5,329,337
                                                              ------------
          Total assets......................................  $100,409,989
                                                              ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $ 10,025,152
  Notes payable under line of credit........................     5,199,539
  Income taxes payable......................................     3,362,311
  Other current liabilities.................................     2,732,754
                                                              ------------
          Total current liabilities.........................    21,319,756

Commitments and contingencies

Shareholders' equity:
  Convertible preferred stock -- 10,000,000 shares
     authorized with no par value; 939,000 shares issued and
     outstanding............................................     1,116,297
  Common stock -- 50,000,000 shares authorized with no par
     value; 28,255,303 shares issued and outstanding........    59,460,502
  Retained earnings.........................................    18,513,434
                                                              ------------
          Total shareholders' equity........................    79,090,233
                                                              ------------
          Total liabilities and shareholders' equity........  $100,409,989
                                                              ============

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED APRIL 30,
                                                              ---------------------------
                                                                 2000            2001
                                                              -----------    ------------
Net revenue.................................................  $56,790,279    $144,037,630
Direct energy costs.........................................   50,563,923      55,619,547
                                                              -----------    ------------
Gross margin................................................    6,226,356      88,418,083
Selling and marketing expenses, excluding stock-based
  compensation charges......................................    4,883,142       2,891,431
General and administrative expenses, excluding stock-based
  compensation charges......................................    8,690,032      11,695,470
Stock-based compensation charges............................      445,277         575,000
Other expenses, principally charges related to severance and
  customer termination costs................................    1,731,100          98,995
                                                              -----------    ------------
Income (loss) from operations...............................   (9,523,195)     73,157,187
Interest income.............................................      546,491       1,627,083
Interest expense............................................      (14,828)       (581,430)
                                                              -----------    ------------
Income (loss) before provision for income taxes.............   (8,991,532)     74,202,840
Provision for income taxes..................................           --      20,068,962
                                                              -----------    ------------
Net income (loss)...........................................  $(8,991,532)   $ 54,133,878
                                                              ===========    ============
Net income(loss) per common share -- basic..................  $      (.27)   $       1.71
                                                              ===========    ============
Net income(loss) per common share -- diluted................  $      (.27)   $       1.49
                                                              ===========    ============

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                  CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
                    FOR THE NINE MONTHS ENDED APRIL 30, 2001
                                  (UNAUDITED)

                                         COMMON STOCK         CONVERTIBLE     RETAINED
                                   ------------------------    PREFERRED      EARNINGS
                                     SHARES       AMOUNT         STOCK       (DEFICIT)        TOTAL
                                   ----------   -----------   -----------   ------------   -----------
Balance at July 31, 2000.........  34,053,164   $58,740,149   $1,053,972    $(35,558,119)  $24,236,002
Cancellation of founder's shares
  of common stock................  (5,895,160)           --           --              --            --
Exercise of stock options........      97,299         5,628           --              --         5,628
Compensation charge related to
  employee stock option
  settlements....................          --       139,725           --              --       139,725
Compensation charge related to
  performance based stock
  options........................          --       575,000           --              --       575,000
Cumulative unpaid dividends on
  convertible preferred stock....          --            --       62,325         (62,325)           --
Net income.......................          --            --           --      54,133,878    54,133,878
                                   ----------   -----------   ----------    ------------   -----------
Balance at April 30, 2001........  28,255,303   $59,460,502   $1,116,297    $ 18,513,434   $79,090,233
                                   ==========   ===========   ==========    ============   ===========

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED APRIL 30,
                                                              ----------------------------
                                                                  2000            2001
                                                              ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $(8,991,532)    $54,133,878
Adjustments to reconcile net income (loss) to net cash used
  in operating activities:
  Depreciation and amortization.............................      482,572         634,004
  Provision for doubtful accounts...........................      482,301         886,878
  Stock-based compensation charges..........................      445,277         575,000
  Fair value of stock options issued as severance costs.....      414,800              --
  Deferred income taxes.....................................           --      (3,962,000)
  Changes in operating assets and liabilities:
     Billed accounts receivable.............................      844,849      (7,240,800)
     Unbilled accounts receivable...........................      295,871         100,640
     Green power credits receivable.........................      317,947       2,106,392
     Inventory, prepaid expenses and other assets...........   (1,673,361)        125,501
     Accounts payable.......................................   (1,614,249)      1,876,304
     Income taxes payable...................................           --       3,362,312
     Accrued expenses.......................................     (938,700)     (1,051,439)
                                                              -----------     -----------
Net cash provided by (used in) operating activities.........   (9,934,225)     51,546,670

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment.........................   (1,415,108)       (771,915)
                                                              -----------     -----------
Net cash used in investing activities.......................   (1,415,108)       (771,915)

CASH FLOWS FROM FINANCING ACTIVITIES
Replacement of borrowings under line of credit..............           --         (81,733)
Increase in restricted cash.................................   (2,374,298)     (4,651,162)
Proceeds from sales of common stock.........................   12,854,872              --
Proceeds from exercise of stock options.....................       44,950           5,628
                                                              -----------     -----------
Net cash provided by (used in) financing activities.........   10,525,524      (4,727,267)
                                                              -----------     -----------
Increase (decrease) in cash and cash equivalents............     (823,809)     46,047,488
Cash and cash equivalents at beginning of period............    6,338,013       4,213,168
                                                              -----------     -----------
Cash and cash equivalents at end of period..................  $ 5,514,204     $50,260,656
                                                              ===========     ===========

Supplemental disclosure of cash flow information:

CASH PAID FOR:
Interest expense............................................  $       422     $   581,430
                                                              ===========     ===========
Income taxes................................................  $        --     $20,068,962
                                                              ===========     ===========

                            See accompanying notes.

                        COMMONWEALTH ENERGY CORPORATION

          NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                 APRIL 30, 2001
                                  (UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Commonwealth Energy Corporation (the "Company") was incorporated on August 15, 1997. The Company's primary business has been the sale of electric power to retail customers in California and, beginning January 2000, in Pennsylvania and the sale of electric power to wholesale customers in California. The Company is licensed by the Federal Energy Regulatory Commission (FERC) as a power marketer, by California as an Electric Service Provider and by Pennsylvania as an Electric Generation Supplier. The Company plans to enter new deregulated electric power markets in the future.

     The electric power sold by the Company to its retail customers is delivered to the Company's customers by Utility Distribution Companies (UDCs) in California and an Electric Distribution Company (EDC) in Pennsylvania, which measure electric power usage by the Company's customers and bill the customers on behalf of the Company. There are three UDCs in California and one EDC in Pennsylvania which conduct these activities on behalf of the Company.

     The Company's operations have been in one reportable segment, the domestic electricity distribution industry.

  Basis of Presentation

     The condensed consolidated interim financial statements of the Company include the accounts of the Company's wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

     The condensed consolidated interim financial statements as of April 30, 2001 and for the nine-month periods ended April 30, 2000 and 2001 are unaudited but, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the information set forth therein. The results of operations for the nine-month period ended April 30, 2001 are not necessarily indicative of the operating results to be expected for the full year or any other period. These financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of the Company for the year ended July 31, 2000.

  Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company's consolidated financial statements relate to the allowance for doubtful accounts, unbilled receivables, legal claims and the useful lives of equipment. Actual results could differ from those estimates.

  Revenue and Cost Recognition

     Revenue from sales of electric power is recognized as the power is delivered to the Company's customers. Direct energy costs include electric power purchased, independent system operator fees and scheduling coordination fees.

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

     The Company's net revenue is derived from sales to the following class of customers:

                                                   NINE MONTHS ENDED APRIL 30,
                                                   ---------------------------
                                                      2000            2001
                                                   -----------    ------------
Retail...........................................  $56,790,279    $ 88,394,024
Wholesale........................................           --      55,643,606
                                                   -----------    ------------
          Total..................................  $56,790,279    $144,037,630
                                                   ===========    ============

  Unbilled Receivables

     The Company's customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers at the end of a period, but not yet billed. Unbilled receivables from sales in California through January 19, 2001 were estimated by the Company as the number of kilowatt hours delivered times 95% of the California Power Exchange ("PX") cost as published by Southern California Edison for residential customers. On January 20, 2001, the PX ceased operations and the Company replaced the PX cost amount with the individual Utility Purchased Energy cost as published by each individual utility.

  Stock-Based Compensation

     As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. Most of the Company's stock option grants were granted with exercise prices below the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes. In addition, since most stock option grants were vested at their dates of grant, the difference between the exercise prices and such estimated fair values was expensed as stock-based compensation charges as of the date of grant.

  Concentration of Credit Risk

     The Company's concentration of credit risk with respect to accounts receivable is limited due to the large number of customers who are spread primarily throughout California. In addition, the Company maintains allowances for potential credit losses.

     During the nine months ended April 30, 2001, the Company began selling excess energy on a wholesale basis to the California Department of Water Resources ("CDWR") after the Company stopped selling to the PX which ceased operations in January 2001. Sales during that period to the PX, and to the CDWR each represented approximately 14% of total net revenue. Payment terms of these energy sales are net 15 days of the invoice date. During the nine months ended April 30, 2001, no other customer represented over 10% of the Company's net revenue. During the nine months ended April 30, 2000, no customer accounted for more than 10% of the Company's net revenue.

 2. MARKET AND REGULATORY RISKS

  California Deregulated Electric Power Markets

     California has been experiencing extreme fluctuations in the cost of wholesale energy since May 2000. In reaction to this crisis, FERC, the PUC, the State Legislature and the Governor have proposed a varying number of methods to help restore price stability to the California electricity marketplace. Some of the

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

proposed solutions could affect the Company's ability to increase its customer base for a specific period of time or, perhaps, indefinitely. In addition to these risks, one of the incumbent utilities with which the Company interacts to conduct its business has filed for bankruptcy protection. This bankruptcy has not had a material impact on the Company's operations. Other utilities in California also could seek protection of bankruptcy in the future.

  Commitments to Purchase Electric Power

     For the California market, the Company has entered into a contract, which expires on June 30, 2002, to acquire 2,400 MWH of electric power per day through December 31, 2000 and 3,000 MWH per day for the remainder of the contract. The Company is obligated to minimum electric purchases of $36.6 million and $32.3 million for the years ending July 31, 2001 and 2002, respectively, under this commitment. The electric power acquired under this contract qualifies for the California "Green Power Credit" upon its resale to certain classes of customers.

     For the Pennsylvania market, the Company has entered into various contractual arrangements for the purchase of electric power through May 2004. The Company is obligated to minimum electric power purchases of $11.6 million and $37.9 million for the years ending July 31, 2001 and 2002, respectively, and $51.9 million thereafter under these contracts. Since the price at which the Company can purchase this electric power is fixed, if the price at which the Company can resell this electric power falls below the contract purchase price plus distribution and scheduling costs, the Company would incur operating losses during such periods.

  Pennsylvania Operations

     During the nine months ended April 30, 2000, the Company began selling electric power in Pennsylvania. In accordance with its standard customer contract in Pennsylvania, the Company may only charge certain maximum rates for its sales of electric power which, at times, could be less than the Company's costs of acquiring, distributing and scheduling such electric power.

  California Green Power Credits

     The state of California enacted the Public Purpose Program which established a $540 million fund to provide overall incentives to suppliers of "green" power to initially reduce, among other things, the net costs of such power to certain consumers by 1.5 cents per KWH which as of July 31, 2000, is at a rate 1.0 cent per KWH. The Company has received Green Power Credits of $8,806,170 for the nine months ended April 30, 2000 and $2,907,985 for the nine months ended April 30, 2001, which are included in the Company's net revenue. The benefit of these credits has been passed through to the Company's customers. The Public Purpose Program provides that this subsidy is available to suppliers of "green power" through March 31, 2002.

 3. PER SHARE INFORMATION

     The amount of net income (loss) used in the calculations of basic and diluted net income (loss) per common share includes cumulative preferred dividend requirements of $63,711 for the nine months ended April 30, 2000 and $62,325 for the nine months ended April 30, 2001.

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

     Basic and diluted net income (loss) per common share is computed as follows:

                                                            NINE MONTHS ENDED APRIL 30,
                                                            ----------------------------
                                                                2000            2001
                                                            ------------    ------------
NUMERATOR:
Net income (loss).........................................  $(8,991,532)    $54,133,878
Preferred stock dividend..................................      (63,711)        (62,325)
                                                            -----------     -----------
Income (loss) applicable to common stock -- Basic.........   (9,055,243)     54,071,553
Assumed conversion of preferred stock.....................           --          62,325
                                                            -----------     -----------
Net income (loss) -- Dilutive.............................  $(9,055,243)    $54,133,878
                                                            ===========     ===========
DENOMINATOR:
Average outstanding shares -- Basic.......................   33,365,148      31,587,478
Dilutive shares:
  Exercise of stock options...............................           --       3,764,306
  Conversion of preferred stock into common stock.........           --         939,000
                                                            -----------     -----------
Average outstanding shares --Dilutive.....................   33,365,148      36,290,784
                                                            ===========     ===========

     For the nine months ended April 30, 2000, the effects of the exercise of all stock options and warrants and the assumed conversion of preferred stock into common stock are anti-dilutive and have been excluded from the calculation of dilutive earnings per share information. For the nine months ended April 30, 2001, the effects of stock options with exercise prices in excess of the estimated fair value of the Company's common stock and of the exercise of warrants have been excluded from the calculation of diluted earnings per share because the effect of their inclusion would be anti-dilutive. The average outstanding shares for the nine months ended April 30, 2001 reflects the rescission on February 23, 2001 of the founder's common shares described more fully in Note 7.

 4. OTHER CURRENT LIABILITIES

     Other current liabilities is comprised of the following at April 30, 2001:

Payroll and related.........................................  $  416,524
Severance costs.............................................   1,078,128
Legal accruals..............................................   1,155,400
Other.......................................................      82,702
                                                              ----------
                                                              $2,732,754
                                                              ==========

 5. PROPERTY AND EQUIPMENT, NET

     Property and equipment, net is comprised of the following at April 30, 2001:

Office furniture and equipment..............................  $ 3,719,379
Information technology equipment and systems................    1,224,707
Leasehold improvements......................................      119,629
                                                              -----------
                                                                5,063,715
Less accumulated depreciation and amortization..............   (1,569,529)
                                                              -----------
                                                              $ 3,494,186
                                                              ===========

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

 6. LINE OF CREDIT

     On June 29, 2000, the Company entered into a three-year, $15 million line of credit. Borrowings under the line of credit, which amounted to $5,199,539 at April 30, 2001, are collateralized by accounts receivable, inventory and other assets. In connection with obtaining the line of credit, the Company agreed to pay a closing fee of $300,000, one-half of which was paid at closing and the remainder to be paid incrementally at each annual renewal date. The Company also issued the lender a warrant expiring June 29, 2003 to purchase 100,000 shares of the Company's common stock at a price of $5.50 per share. Interest on borrowings is based on the lender's prime rate plus 1.75%. At April 30, 2001, the interest rate on borrowings under the line of credit was 9.235%. The credit line is subject to certain financial covenants in the event the Company's net worth falls below $15 million or the Company operates with a negative gross profit.

 7. SHAREHOLDERS' EQUITY

  Convertible Preferred Stock

     The convertible preferred stock provides cumulative dividends which accrue at an annual rate of 10% and are payable at the discretion of the Company. Cumulative unpaid dividends were $295,297 as of April 30, 2001. Each convertible preferred share is convertible into one share of the Company's common stock at the shareholder's discretion and has full voting rights. In addition, preferred shareholders are entitled to preferential liquidation rights over common stock in the amount of $1.00 per share plus an amount equal to all declared but unpaid dividends.

  Common Stock

     At April 30, 2001, the Company has reserved the following shares of its common stock for issuance upon conversion of the issued and outstanding shares of convertible preferred stock, exercise of warrants and exercise of outstanding stock options:

Reserved for conversion of convertible preferred stock......     939,000
Reserved for exercise of common stock warrants..............     100,000
Reserved for exercise of outstanding stock options..........  10,489,592
                                                              ----------
                                                              11,528,592
                                                              ==========

  Founder's Shares

     The Company's corporate records state that the founder's shares of common stock were issued in exchange for the payment of $140,000 in the form of cash payments totaling $90,000 and personal property having a value of $50,000; however, the Company has not been able to obtain proof of the deposit of such funds in the Company's accounts or proof of the receipt of personal property amounting to this stated value. The Company was unable to verify that all of the consideration indicated in the Company's records that was to be paid by the Company's founder was actually paid to the Company. Accordingly, the Company's Board of Directors, on February 23, 2001, instructed the Company's management to reflect on the corporate records that 5,895,160 shares that the founder had previously registered in his name be stricken from the stock record books. Reflecting any such shares as being outstanding even on an interim basis, was done by the Company for matters of administrative convenience and without admission that any of such shares were validly issued.

     In connection with the action taken by the Company, the Company has sued the founder for various causes of action including fraud and breach of fiduciary duty. Based upon the founder's alleged failure to provide and pay the consideration required to issue the founder's shares, the Company is seeking court

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

confirmation for rescission of said founder's shares. The Company is also seeking judgement against the founder for all actual, consequential and incidental damages as set forth in the causes of action against the founder.

  Stock Options

     The Company's Board of Directors has approved grants of options to acquire a total of 12,901,825 shares of the Company's common stock to the Company's employees, outside directors and service providers. As of April 30, 2001, 10,489,592 of these stock options were outstanding. The options granted in November 2001, have either a four year vesting period or are dependent on certain events occurring after the grant date.

     Stock option activity is set forth below:

                                                           OPTIONS OUTSTANDING
                                              ---------------------------------------------
                                                              EXERCISE         WEIGHTED-
                                                NUMBER          PRICE           AVERAGE
                                              OF SHARES       PER SHARE      EXERCISE PRICE
                                              ----------    -------------    --------------
Balance at July 31, 2000....................   9,249,892    $ .01 - $3.75        $1.469
Options granted.............................   2,950,000    $2.50 - $2.75        $2.725
Options exercised...........................     (60,800)   $ .01 - $1.00        $ .077
Options cancelled...........................  (1,649,500)   $ .01 - $3.75        $1.629
                                              ----------    -------------        ------
Balance at April 30, 2001...................  10,489,592    $ .01 - $3.75        $1.805
                                              ==========    =============        ======

     The Company has granted 3,000,000 stock options to the Company's Chairman and Chief Executive Officer which are performance based and will vest upon the occurrence of certain events. These options have an exercise price of $2.50 per share and expire on January 1, 2010. During the nine months ended April 30, 2001, stock-based compensation charges of $575,000, computed on a variable basis, were recorded related these options and 1,950,000 of these options vested based upon the occurrence of certain events.

  Stock-Based Compensation

     Stock-based compensation charges are comprised of the following components:

                                                               NINE MONTHS ENDED
                                                                   APRIL 30,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
Stock options earned........................................  $ 53,277    $     --
Gift of shares from founder to officer......................   423,500          --
Performance based stock options.............................        --     575,000
                                                              --------    --------
                                                               476,777     575,000
Less amount related to commissions on sales of the Company's
  common stock..............................................   (31,500)         --
                                                              --------    --------
                                                              $445,277    $575,000
                                                              ========    ========

  Warrants

     As part of the $15 million credit line agreement dated June 29, 2000, the lender received warrants to purchase 100,000 shares of common stock. The warrants are exercisable at $5.50 per share and expire upon the maturity of the loan agreement on June 29, 2003. The fair value of the warrants was nominal at their date of issuance.

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

 8. INCOME TAXES

     For the nine months ended April 30, 2001, the Company's provision for income taxes was comprised of the following:

                                                CURRENT       DEFERRED         TOTAL
                                              -----------    -----------    -----------
Federal.....................................  $19,073,000    $(3,310,000)   $15,763,000
State.......................................    4,958,000       (652,000)     4,306,000
                                              -----------    -----------    -----------
Total.......................................  $24,031,000    $(3,962,000)   $20,069,000
                                              ===========    ===========    ===========

     There was no provision for income taxes for the nine months ended April 30, 2000.

     The Company's net deferred tax asset as of April 30, 2001 was $3,962,000 and is net of a valuation allowance of $2,551,000. During the nine months ended April 30, 2000, the valuation allowance was reduced by $12,990,000. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The Company has available for federal and state income tax purposes a net operating loss carry forward of approximately $500,000, which will begin to expire in 2018 and 2006, respectively, if not sooner utilized.

     The Company has experienced an ownership change under federal and state income tax law. Accordingly, the amount of the Company's taxable income which may be offset by losses generated prior to the ownership change is limited.

     The Company's effective tax rate differs from the federal statutory rate for the nine months ended April 30, 2001, primarily due to utilization of previously unbenefitted net operating losses of $22,000,000 to offset both federal and state taxable income in the current period.

 9. OTHER EXPENSES

  Severance Arrangements

     In connection with the separation of the Company's former President, the Company granted him options to acquire 1,000,000 shares of the Company's common stock. The options were fully vested at their date of grant, have an exercise price of $2.50 per share and expire on December 31, 2002. The fair value of $414,800 of these stock options, as determined on the minimum value method, was included in severance costs for 2000. In April 2001, a settlement and release agreement, subject to a confidentiality agreement with the former President, was entered into that provided for cancellation all of his stock options and release of all claims.

10. COMMITMENTS AND CONTINGENCIES

  Severance Agreement and Litigation with Company's Founder

     The Company's founder and former chairman and Chief Executive Officer had an employment agreement with a subsidiary of the Company. He was asked to resign and he subsequently resigned from his positions with the subsidiary in consideration of a severance agreement effective June 1, 2000. Said severance agreement expressly waives any claims by him for any bonuses otherwise referenced in his previous five-year employment agreement with the subsidiary of the Company. The severance agreement also provides for monthly payments to him for $21,261 through December 31, 2004. The present value of $927,254 of this obligation to the Company's former chairman and Chief Executive Officer, based upon a discount rate of 10%, was recorded as of June 1, 2000. In December 2000, the Company ceased making severance payments under

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

this arrangement pending the outcome of litigation between the Company and its founder as more fully described in Note 7.

  California Department of Corporations Investigation

     The California Department of Corporations ("DOC") initiated an investigation of the Company in 1999 regarding the manner and extent of the offers and sales of the Company's stock and whether or not said offers and sales conformed to the requirements of the California Securities law or allowable exemptions to registration, and whether the Company's employees involved in such sales should have been licensed. Shortly after the initial inquiry, there was a change in management of the Company and all of such sales activities ceased, and the employment of all employees involved in such sales activities was terminated. During the year ended July 31, 2000, the Company has entered into negotiations with the DOC to resolve this investigation and has reached mutually agreeable terms of settlement, which include a payment of $150,000 by the Company to the DOC, which the Company accrued as of July 31, 2000, and an agreement to cooperate with the DOC in any further investigations which may arise related to these matters. In February 2001, upon the payment of $150,000 by the Company to the DOC, this investigation was closed.

  California Public Utilities Commission Investigation

     In 1999, the Consumer Services Division of the California Public Utility Commission ("CPUC") ordered an investigation relating to non-disclosure by the Company's former Chairman and Chief Executive Officer of cease and desist actions taken against him prior to his association with the Company and to a supplemental billing by the Company covering a six-month period during which the Company had under-billed its customers. The Company negotiated a settlement of all issues with the CPUC and both parties signed a settlement agreement on January 7, 2000. The terms included a payment of $100,000 by the Company to the CPUC and reimbursement by the Company of the amount of the supplemental billing to its customers through refunding amounts previously paid or issuing credits for unpaid amounts, and that the Chief Executive Officer in office from July 1, 1997 through December 31, 1998 would not have any responsibility for the business practices, management or operation of Commonwealth in California for a period of at least two years after the effective date of the settlement agreement. The Company had accrued for the financial impact of the January 7, 2000 settlement agreement during the year ended July 31, 2000. In July 2001, the CPUC investigation was ordered settled by the CPUC. The settlement provided for among other things, the Company to pay a fine of $219,500 and audit costs of $37,000 plus reimbursement of the supplemental billings to its customers (which reimbursement had taken place in prior periods).

  Litigation

     From time to time, the Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not believe the outcome of these matters will have a material effect on the Company's financial condition or its results of operations.

                        COMMONWEALTH ENERGY CORPORATION

                                 APRIL 30, 2001
                                  (UNAUDITED)

11. QUARTERLY FINANCIAL INFORMATION

                                                               THREE MONTHS ENDED
                                                     ---------------------------------------
                                                     OCTOBER 31,    JANUARY 31,    APRIL 30,
                                                        2000           2001          2001
                                                     -----------    -----------    ---------
                                                              (IN THOUSANDS EXCEPT
                                                             PER SHARE INFORMATION)
Net revenue........................................    $43,106        $52,659       $48,273
Gross margin.......................................     18,833         41,154        28,431
Net income.........................................     11,759         27,865        14,510

Net income per share:
  Basic............................................        .35            .86           .51
  Diluted..........................................        .30            .75           .44

12. EVENT SUBSEQUENT TO APRIL 30, 2001

     In July 2001, the Company invested $15 million in Summit Energy Ventures, LLC ("Summit") and committed to invest an additional $10 million in Summit. Summit was formed to invest in energy and energy related companies. The Company has a 100% preferred membership in Summit.

                                  SCHEDULE II

                        COMMONWEALTH ENERGY CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                 COLUMN B
                                                   COLUMN A     CHARGED TO                   COLUMN D
                                                  BEGINNING     COSTS AND      COLUMN C     BALANCE AT
                                                  OF PERIOD      EXPENSES     DEDUCTIONS   END OF PERIOD
                                                  ----------   ------------   ----------   -------------
Nine months ended April 30, 2001 (unaudited):
  Allowance for Bad Debts.......................  $1,458,984     $886,878        $ --       $2,345,862

Year ended July 31, 2000:
  Allowance for Bad Debts.......................     612,909      846,075          --        1,458,984

Year ended July 31, 1999:
  Allowance for Bad Debts.......................          --      612,909          --          612,909

Period ended July 31, 1998:
  Allowance for Bad Debts.......................          --           --          --               --

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2001                     COMMONWEALTH ENERGY CORPORATION

                                          By:      /s/ IAN B. CARTER
                                          --------------------------------------
                                          Name:  Ian B. Carter
                                          Title:  Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           TITLE OF EXHIBIT
-------                          ----------------
 3.1       Articles of Incorporation of Commonwealth Energy Corporation
           dated August 14, 1997 and filed with the Secretary of State of the State of California on August 15, 1997
 3.2       Certificate of Amendment of Articles of Incorporation of
           Commonwealth Energy Corporation dated December 31, 1998 and filed with the Secretary of State of the State of California on February 19, 1999
 3.3       Bylaws of Commonwealth Energy Corporation, as amended
10.1       Power Purchase Agreement dated April 27, 1999, between
           Commonwealth Energy Corporation and Calpine Power Services
           Company
10.2       First Amendment to Power Purchase Agreement dated as of
           April 29, 1999
10.3       Second Amendment to Power Purchase Agreement dated as of May
           28, 1999, between Commonwealth Energy Corporation and
           Calpine Power Services Company
10.4       Loan and Security Agreement dated June 28, 2000 between
           Commonwealth Energy Corporation, electricAmerica, Inc. and
           electric.com, Inc. and Coast Business Credit
10.5       Warrant dated June 28, 2000, issued by Commonwealth Energy
           Corporation in favor of Coast Business Credit.
10.6       Limited Liability Company Agreement of Summit Energy
           Ventures, LLC, as amended by the First Amendment to the
           Limited Liability Company Agreement of Summit Energy
           Ventures, LLC, dated August 2001
10.7       PECO Energy Company Confirmation Agreement dated January 30,
           2001.
10.8       Exelon Generation Company, LLC Confirmation Agreement dated
           May 13, 2001
10.9       Standard Office Lease -- Gross dated April 1, 1997, for
           property located at 15941 Redhill Avenue, Suite 200, Tustin,
           California, together with Rules and Regulations and Work
           Letter attached thereto
10.10      Standard Sublease dated November 12, 1998, between Kurt
           Busch and Commonwealth Energy Corporation, for property
           located at 15991 Redhill Avenue, Suite 200, Tustin,
           California.
10.11      Severance Agreement dated June 1, 2000, among Commonwealth
           Energy Corporation, electricAmerica, Inc. and Frederick M.
           Bloom
10.12      Employment Agreement dated January 1, 2000, between
           Commonwealth Energy Corporation and Ian Carter, as modified by an Addendum to Employment Agreement dated as of November
           1, 2000
10.13      Employment Agreement dated November 1, 2000, between
           Commonwealth Energy Corporation and Richard Paulsen
10.14      Employment Agreement dated November 1, 2000, between
           Commonwealth Energy Corporation and James Oliver
10.15      Employment Agreement dated November 1, 2000, between
           Commonwealth Energy Corporation and John Barthrop
10.16      Commonwealth Energy Corporation 1999 Equity Incentive Plan
           for Employees
21.1       Subsidiaries of the Registrant